

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



02063023

DC

No Action
P.E. 10-03-02
1-11639

November 19, 2002

Act 1934
Section
Rule 14A-8
Public Availability 11-19-2002

Eugene Serban
Corporate Counsel
Lucent Technologies Inc.
600 Mountain Avenue
Room 6G-214
Murray Hill, NJ 07974

Re: Lucent Technologies Inc.
Incoming letter dated October 3, 2002

Dear Mr. Serban:

This is in response to your letter dated October 3, 2002 concerning a shareholder proposal submitted to Lucent by Darwin Jamgochian. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Darwin Jamgochian
921 Lakeside Rd.
Southbury, CT 06488

October 3, 2002

Lucent Technologies
Bell Labs Innovations



Eugene Serban
Corporate Counsel
Law Division

600 Mountain Avenue
Room 6G-214
Murray, Hill, NJ 07974 USA

Phone 908 582 8807
Fax 908 582 8048
serban@lucent.com

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Lucent Technologies Inc./Request for Exclusion From Proxy Materials of Shareholder Proposal of Darwin Jamgochian

Ladies and Gentlemen:

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2003 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal (the "Proposal") submitted by Mr. Darwin Jamgochian (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving the Staff's response by November 8, 2002.

The Proposal was submitted to the Company by a letter dated April 19, 2002 (attached hereto as Exhibit A). All other correspondence between the Company and the Proponent is attached hereto as Exhibit B.

The Proposal requests that Lucent account for where pension plan assets are invested at the end of each fiscal year and that such investments of pension plan assets "be incorporated into the annual report".

We believe the entire Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for the following reasons:

- The proposal should be omitted under rule 14a – 8(i)(7) because it relates to the company's ordinary business operations.
- The proposal should be omitted under rule 14a-8(i)(10) because it has already been substantially implemented.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

1. The Proposal Should Be Omitted Under Rule 14a – 8(i)(7) Because It Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In the past, the Staff has granted no-action relief under this rule to issuers who wish to omit from their proxy materials shareholder proposals that request additional disclosures in Commission-prescribed documents. The Proposal appears to seek such additional disclosure. In particular, the Proposal seeks that information regarding investments of pension plan assets "be incorporated into the annual report". This may be interpreted as proposing that the Company include such pension plan disclosures in its annual report filed on Form 10-K.

In the event that the Proposal can be interpreted as described above, the Commission's rules and regulations prescribe specific standard forms for disclosure of specific information. In particular, the calculation, accounting and disclosure of pension plan assets, expenses and liabilities are specifically governed by the Commissions rules and regulations, Statement of Financial Accounting Standards Nos. 87 and 132, US General Accepted Accounting Principles ("US GAAP"), and the Employee Retirement Income Security Act of 1974 ("ERISA"). All these laws, rules, and accounting standards require a uniform method of disclosure that almost all publicly held companies, including the Company, must follow. As a result of these laws, rules and accounting standards, the disclosure sought by the Proposal is already made by the Company on the legally required form (which is not a Form 10-K) and is publicly available (see Point 2 below).

In Johnson Controls, Inc. (October 26, 1999) ("Johnson Controls"), the Staff concurred with the exclusion of a proposal seeking additional disclosure in the company's publicly filed financial statements. The Staff, in addressing the issue of whether proposals requesting additional disclosures in Commission-prescribed documents should be excluded under Rule 14a-8(i)(7), framed the issue as whether the subject matter of the additional disclosure involves a matter of ordinary business; when it does, the proposal may be excluded under Rule 14a-8(i)(7).

Under the Staff's analysis of Rule 14a-8(i)(7) in Johnson Controls, the Proposal is properly excludable because the subject matter of the Proposal, disclosure of information related to pension plan funds, involves a matter of ordinary business. Moreover, the Staff has repeatedly held that proposals regarding employee retirement plans, and in particular proposals seeking additional disclosures pertaining to pension plans, are ordinary business operations under Rule 14a-8(i)(7). See The Boeing Company, (March 6, 2000) (the Staff determined that disclosure of the use of employee pension fund trust assets and/or surplus in all current and future earnings statements, and in past earnings statements since Jan. 1, 1990 related to ordinary business operations). Also, see Johnson Controls and USX Corp. (January 12, 1998 (both proposals were seeking additional disclosures about the issuer's pension fund); General Electric Co. (February 2, 1998) (review of the issuer's pension plan); E. I. du Pont de Nemours & Co. (February 9, 1998) (limits on transfers of assets in the issuer's pension and retirement plan). The Proposal therefore is properly excludable because it involves a matter of ordinary business.

2. The Proposal Should Be Omitted Under Rule 14a-8(i)(10) Because It Has Already Been Substantially Implemented

The Proposal is moot because the Company already discloses all the information contemplated by the Proposal. Rule 14a-8(i)(10) permits a registrant to exclude a shareholder proposal if it has been rendered moot because a company has already substantially implemented the proposal. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The applicable standard under the rule is one of substantial implementation. See Release No. 34-20091 (August 16, 1983).

The Proposal seeks that the Company identify where pension plan assets are invested at the end of each fiscal year and disclose such information to shareholders. The Proposal is moot, however, because the Company already identifies, accounts for and publicly discloses such information in its Annual Return/Report of Employee Benefit Plan on IRS Form 5500 ("Form 5500") (a copy of the Company's annual pension plan report for 2000 is attached hereto as Exhibit C). The Form 5500 is filed with the Internal Revenue Service and the Department of Labor annually by the Company for its pension plans, and it is available to the public.[1] Specifically, Note 5 of the financial statements contained in the Form 5500 discloses and explains the specific investments of the pension plan. This note contains readable tables disclosing specific investments, amounts allocated to each investment, and the market value of such investments for the year-end and prior year-end periods, plus several accompanying paragraphs explaining the tables. Moreover, the financial statements and notes contained in the Form 5500 have been audited by the Company's independent auditor, and all disclosures in Form 5500 comply with US GAAP, ERISA, and

[1] The Proponent, as a participant in the Company's pension plan, receives an Annual Summary Report (attached hereto as Exhibit D) summarizing the Form 5500 that is filed by the Company. The Annual Summary Report also clearly and prominently explains on the second page that the full annual report is available upon request and provides instructions for obtaining such a copy.

other accounting standards. As a result, the Company has disclosed all the information sought to be disclosed by the Proposal and such information is publicly available.

In sum, the Proposal should be excluded under Rule 14a-8(i)(10) because the Company's current disclosure in its publicly filed reports regarding pension funds sufficiently encompasses the disclosure contemplated by the Proposal. The Company, therefore, may properly omit this moot Proposal from the Annual Meeting proxy material.

In conclusion, for the reasons mentioned above, the Proposal should be excluded pursuant to Rule 14a-8. If the Staff disagrees with our conclusion that this Proposal may be omitted from the Proxy Materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed, stamped envelope. If you have any questions regarding this matter, please contact me at (908) 582-8807.

Very truly yours,



Eugene Serban
Corporate Counsel

Enclosures

[Click here and type return address]

April 19, 2002

Corporate Secretary
600 Mountain Ave.
Murray Hill, NJ

Dear Corporate Secretary

I am presenting a proposal on behalf of all stockholders to have an accounting of where pension plan assets are invested at the end of each fiscal year. I further request that this proposal be incorporated in 2003 proxy material. I have no idea where the assets are invested and it would clear up the misconception amongst some stockholders whether a goodly portion of those assets are invested in company stock or if they are invested in worthwhile projects. I further request that the accounting of pension plan assets be incorporated into the annual report. I believe that Lucent should be a leader in the reform of accounting procedures so that all owners of the company have a better insight into our company. I am the owner of Lucent shares solely in my 401K plan.

Sincerely,



Darwin Jamgochian
Lucent retiree



May 11, 2002

Corporate secretary
600 Mountain Ave.
Murray Hill, NJ 07974

Dear Corporate secretary,

WRITTEN STATEMENT

I am writing to affirm my ownership of Lucent Technologies stock for more than one year and intend to hold my shares until the 2003 annual meeting.

Sincerely,



Darwin Jamgochian

921 LAKESIDE RD.
SOUTHBURY, CT 06488

Lucent Technologies
Bell Labs Innovations



Janet E. O'Rourke
Senior Manager

Lucent Technologies Inc.
3C-503
600 Mountain Avenue
Murray Hill, New Jersey 07974

Telephone: 908-582-3329
Facsimile: 908-582-1089

May 3, 2002

VIA FEDERAL EXPRESS
Darwin Jamgochian
921 Lakeside Road
Southbury Connecticut 06488

Dear Mr. Jamgochian:

This correspondence will acknowledge your letter dated April 19, 2002 regarding your purported shareowner proposal. Lucent received your letter on April 23, 2002. The process of printing the company's proxy statement, including shareowner proposals, is expensive and therefore, I would like to further discuss with you the proposal you included in your letter. We believe it is more to our mutual benefit to dialogue with the shareowner rather than to resort to the shareowner proposal process.

As you are aware, the inclusion of shareowner proposals in proxy statements is governed by the rules of the Unites States Securities and Exchange Commission (SEC), specifically Rule 14a-8 (Proposals of Security Holders.) That rule requires that the proposal be presented at the annual meeting either by the proponent, or by the proponent's representative, who is qualified under state law to present the proposal on the proponent's behalf. The rule further requires that the proponent of the proposal be a record or beneficial owner of at least two thousand dollars in market value of the securities entitled to be voted at the annual meeting; have held the securities for at least one year at the time the proposal is submitted; and continue to own such securities through the date on which the annual meeting is held.

We have verified with the trustee for our 401K savings plan that, as of April 19, you beneficially owned Lucent stock with totaling more than two thousand dollars in market value. In addition, you must provide us with a written statement that you have held the securities for at least one year at the time your proposal was submitted and that you intend to hold the securities through the date on which the 2003 annual meeting will be held. Finally, in accordance with the SEC regulations mentioned above, you must provide this information to the undersigned within 14 calendar days after receipt of this letter.

Very truly yours,



(Thousands of dollars)

6. **Derivative Financial Instruments**

Derivative financial instruments involve, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the financial statements. The contract or notional amounts of these instruments, which are not included in the financial statements, are indicators of the Lucent Trust's activities in particular classes of financial instruments, but are not indicative of the associated risk which is generally a smaller percentage of the notional amount. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. The Lucent Trust's investment advisors monitor the financial condition of the firms used for derivative financial instruments trading in order to minimize the risk of loss. Exposure limits are placed on firms relative of their credit worthiness.

Credit risk is the possibility that a loss may occur from a counterparty's failure to perform according to the terms of the contract. Market risk arises due to market price, interest rate and foreign exchange rate fluctuations that may result in a decrease in the market value of the financial instrument and/or an increase in its funding costs. Exposure to market risk is managed through position limits and other controls and by entering into counterbalancing positions. Credit risk is controlled through credit approvals, limits and monitoring procedures.

Options

The Lucent Trust purchases and writes covered call or put options in equity, fixed income and cash and cash equivalents investment markets for which premiums are paid and recorded as assets or are received and recorded as liabilities, respectively, and are subsequently adjusted to the current market value of the options with corresponding unrealized gains or losses recorded until the options are exercised or expire. Premiums received from writing options which expire are treated as realized gains. Premiums received from writing options which are exercised or are closed are added to or offset against the proceeds or amount paid on the transaction to determine the realized gain or loss. The loss on a purchased option contract is limited to the premiums paid for the contract. The loss potential on written option contracts is unlimited because the writer is obligated to settle at the strike price if the option is exercised. However, these losses would be similar to the losses in the underlying investment markets. Net gains/losses were not significant during 2000 and 1999.

At December 31, 2000 and 1999, the Lucent Trust held investments in written and purchased options, with notional amounts of $693 and $1,770, respectively. The notional amounts represent agreed upon amounts on which calculations of dollars to be exchanged are based. They do not represent amounts exchanged by the parties and, therefore, are not a measure of the Lucent Trust's exposure. The exposure is limited to the fair value of the contracts with a positive fair value plus interest receivable, if any, at the reporting date. The fair value of all option contracts outstanding at December 31, 2000 and 1999 was not significant.

Futures Contracts

As a result of its investing strategies, the Lucent Trust is a party to off balance-sheet index futures contracts. The Lucent Trust's investment advisors use index future contracts to manage both short-term asset allocation and the duration of the fixed income portfolio. The Lucent Trust enters into financial futures contracts which are commitments to sell or purchase securities based on financial indices or on a specified price on a future date. Most of the contracts have terms of less than one year. The credit risk of futures contracts is limited because they are standardized contracts traded on organized exchanges and are subject to daily cash settlement of the net change in value of open contracts. In case of futures contracts traded on US exchanges, fluctuations in the value of the contracts which are paid or received in cash daily by the Lucent Trust represent realized gains or losses and are included in the net appreciation in fair value of investments. In case of future contracts traded on exchanges outside of the U.S. the fluctuation in unrealized gain (loss) is recorded daily until realized on closing of the futures contracts. These amounts were not significant during 2000 and 1999. The fair value of futures was not significant at December 31, 2000 and 1999.

The market values of outstanding futures contracts held by the Lucent Trust, consisting primarily of S&P 500 Index futures, Eurodollar futures and US Treasury Note and exchange index futures, were:

	Lucent Trust
December 31, 2000	$ 237,628
December 31, 1999	$ 1,597,741

Futures contracts require initial and variation margin deposits to be made with brokers.

Forward Contracts

The Lucent Trust permits its investment managers to use forward foreign exchange contracts to manage the currency risk inherent in owning securities denominated in foreign currencies. In a forward foreign currency transaction, the Lucent Trust agrees to exchange one currency for another on an agreed-upon date at an agreed-upon exchange rate. The Lucent Trust enters into forward contracts for the purchase or sale of a specific foreign currency or US treasury security at a fixed price on a future date. Risks arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from fluctuations in the value of a foreign currency relative to the US dollar or US treasury security. Most of the contracts have terms of ninety days and are settled in cash at the end of the contract. The forward contracts are adjusted for the fluctuations in the month-end forward exchange rate of the underlying currency or US treasury security. Any such adjustments are included as unrealized gains or losses in the Lucent Trust's net appreciation (depreciation) in fair value of investments and are added to or offset against investments in fixed obligations. Such unrealized gains or losses were not significant at December 31, 2000 or 1999.

The Lucent Trust held open forward foreign currency exchange contracts, primarily in Canadian Dollars, Japanese Yen, Swiss Francs, British Pound, and Euro Dollars and US treasury security forward contracts. The market values of these contracts were as follows:

	Lucent Trust
December 31, 2000	$ 14,304
December 31, 1999	$ 1,207,734

(Thousands of dollars)

Swaps
With regard to variable rate debt instruments the Lucent Trust enters into interest rate swaps as a part of its investment strategy to hedge exposure to interest rates. Swaps involve the exchange by the Lucent Trust with another party of their respective commitments to pay or receive interest throughout the lives of the agreements. The amounts to be paid or received is recognized as net interest expense or net interest income. Unrealized gains or losses are recorded based on the fair value of the swaps, as determined by the investment managers. A realized gain or loss is recorded upon termination of swap agreements.

The Lucent Trust also participates in certain pooled funds which enter into futures contracts, forward contracts or options. The Lucent Trust's investment in these pooled funds was not significant at December 31, 2000 and 1999.

7. Concentrations of Credit Risk

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of investments or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The LTIT and Lucent Trust do not have a significant exposure to any individual investment or counterparty.

8. 401(h) Account

In December 2000, Lucent transferred, as permitted by Section 420 of the IRC, a portion of excess pension assets to separate retiree health benefit accounts established in accordance with Section 401(h) of the IRC to fund a portion of its postretirement health obligations to retirees and their beneficiaries. In accordance with IRC Section 401(h), the Plan's investments in the 401(h) account may not be used for, or diverted to any purpose other than providing health benefits for retirees and their beneficiaries. Any assets transferred to the 401(h) account from the defined benefit pension plans in a qualified transfer of excess pension plan assets (and any income allocable thereto) that are not used during the plan year are transferred out of the account to the pension plans. The related obligations for health benefits are reflected as obligations in the financial statements of the health and welfare benefit plan. Plan participants do not contribute in the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually and at the discretion of the Plan Sponsor. Certain of the Plan's net assets are restricted to fund a portion of postretirement health benefits for retirees and their beneficiaries in accordance with IRC Section 401(h).

9. Subsequent Events

On April 2, 2001, Lucent conducted an initial public offering as part of its plan to spin off its microelectronics business into a separate company, Agere Systems Inc. ("Agere"). Current plans are to complete the spin off of Agere during 2002. The final employee benefits agreement between Lucent and Agere will determine whether any assets or liabilities will be transferred from the Plan to a corresponding Agere plan.

The Plan was amended to provide supplemental pension benefits to eligible participants who are terminated in connection with Company actions as specified in collective bargaining agreements.

LUC-002.RF0

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

Official Use Only
OMB Nos. 1210-0110
1210-0089

2000

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2000 or fiscal plan year beginning , and ending ,

A This return/report is for: (1) [ ] a multiemployer plan; (2) [X] a single-employer plan (other than a multiple-employer plan); (3) [ ] a multiple-employer plan; or (4) [ ] a DFE (specify) ______

B This return/report is: (1) [ ] the first return/report filed for the plan; (2) [ ] an amended return/report; (3) [ ] the final return/report filed for the plan; (4) [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ [X]

D If you filed for an extension of time to file, check the box and attach a copy of the extension application ▶ [X]

Part II Basic Plan Information — enter all requested information.

1a Name of plan
LUCENT TECHNOLOGIES INC. PENSION PLAN

1b Three-digit plan number (PN) ▶ 002

1c Effective date of plan (mo., day, yr.) 10/01/1996

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
LUCENT TECHNOLOGIES INC.
475 SOUTH STREET, 3N037
MORRISTOWN NJ 07962-1976

2b Employer Identification Number (EIN) 22-3408857

2c Sponsor's telephone number 973-606-2633

2d Business code (see instructions) 334200

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements, and attachments, and to the best of my knowledge and belief, it is true, correct, and complete.

[signature]	11/7/01	JOHN G. HICKEY
Signature of plan administrator	Date	Typed or printed name of individual signing as plan administrator
Signature of employer/plan sponsor/DFE	Date	Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable



Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address
AON CONSULTING, INC. OF NJ

270 DAVIDSON AVENUE

SOMERSET NJ 08873-4140

b EIN 22-2608561

c Telephone number 732-302-2113

		Line	Value
6	Total number of participants at the beginning of the plan year	6	162826
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	7a	26599
b	Retired or separated participants receiving benefits	7b	78265
c	Other retired or separated participants entitled to future benefits	7c	35462
d	Subtotal. Add lines **7a, 7b,** and **7c**	7d	140326
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	8965
f	Total. Add lines **7d** and **7e**	7f	149291
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	0
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	1702

8 Benefits provided under the plan (complete **8a** through **8c**, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 1A 1C 1G 3H

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

c [ ] Fringe benefits (check this box if the plan provides fringe benefits)

9a Plan funding arrangement (check all that apply)
(1) [ ] Insurance
(2) [ ] Section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
(1) [ ] Insurance
(2) [ ] Section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor



10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- **(1)** [X] **R** (Retirement Plan Information)
- **(2)** [X] 2 **T** (Qualified Pension Plan Coverage Information)
  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year . . . . ▶ ______
- **(3)** [X] **B** (Actuarial Information)
- **(4)** [ ] **E** (ESOP Annual Information)
- **(5)** [X] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- **(1)** [X] **H** (Financial Information)
- **(2)** [ ] **I** (Financial Information -- Small Plan)
- **(3)** [ ] ____ **A** (Insurance Information)
- **(4)** [ ] **C** (Service Provider Information)
- **(5)** [X] **D** (DFE/Participating Plan Information)
- **(6)** [ ] **G** (Financial Transaction Schedules)
- **(7)** [X] 2 **P** (Trust Fiduciary Information)

c Fringe Benefit Schedule

- [ ] **F** (Fringe Benefit Plan Annual Information)

2 0 2 0 0 1 8 0 3 4 1

LU002.RF0

SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2000

This Form is Open to Public Inspection

For calendar plan year 2000 or fiscal plan year beginning and ending

A Name of plan or DFE
LUCENT TECHNOLOGIES INC. PENSION PLAN

B Three-digit plan number ▶ 002

C *Plan or DFE sponsor's name as shown on line 2a of Form 5500*
LUCENT TECHNOLOGIES INC.

D ***Employer Identification Number***
22-3408857

Part I **Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)**

(a) Name of MTIA, CCT, PSA, or 103-12IE LUCENT TECH. MASTER PENSION TRUST

(b) Name of sponsor of entity listed in (a) LUCENT TECHNOLOGIES INC.

(c) EIN-PN 22-3463544-001 **(d)** Entity code M **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 21,248,639,000

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA. CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA. CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA. CCT, PSA, or 103-12IE at end of year (see instructions)





Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______




0 0 1 8 0 2

Official Use Only

Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN



1 2 0 0 1 8 0 3 4 1

LUC-002.RF0

SCHEDULE H (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2000
This Form is Open to Public Inspection.

For calendar year 2000 or fiscal plan year beginning , and ending ,

A Name of plan
LUCENT TECHNOLOGIES INC. PENSION PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
LUCENT TECHNOLOGIES INC.

D Employer Identification Number
22-3408857

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** DFEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, 1i, and, except for master trust investment accounts, also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a		
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)		
(2) Participant contributions	b(2)		
(3) Other	b(3)	120,900,000	207,067,000
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)		
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)		
(9) Value of interest in common/collective trusts	c(9)		
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)	22,725,120,000	21,248,639,000
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)		
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)	1,316,432,000	



1 8 0 0 1 8 0 1

Official Use Only

			(a) Beginning of Year	(b) End of Year
d	Employer-related investments:			
	(1) Employer securities	d(1)		
	(2) Employer real property	d(2)		
e	Buildings and other property used in plan operation	e		
f	Total assets (add all amounts in lines 1a through 1e)	f	24,162,452,000	21,455,706,000
	Liabilities			
g	Benefit claims payable	g	7,336,000	103,408,000
h	Operating payables	h		
i	Acquisition indebtedness	i		
j	Other liabilities	j	1,000,900,000	852,231,000
k	Total liabilities (add all amounts in lines 1g through 1j)	k	1,008,236,000	955,639,000
	Net Assets			
l	Net assets (subtract line 1k from line 1f)	l	23,154,216,000	20,500,067,000

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. DFEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)		
(B) Participants	a(1)(B)		
(C) Others (including rollovers)	a(1)(C)		
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines 2a(1)(A), (B), (C), and line 2a(2)	a(3)		0
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)		
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments:	(1)(C)		
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)		
(F) Other	b(1)(F)		
(G) Total interest. Add lines 2b(1)(A) through (F)	b(1)(G)		0
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)		
(C) Total dividends. Add lines 2b(2)(A) and (B)	b(2)(C)		0
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)		
(B) Aggregate carrying amount (see instructions)	b(4)(B)		
(C) Subtract line 2b(4)(B) from line 2b(4)(A) and enter result	b(4)(C)		0



1 8 0 0 1 8 0 2 4 0



Official Use Only

			(a) Amount	(b) Total
(5)	Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
	(B) Other	b(5)(B)		
	(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		0
(6)	Net investment gain (loss) from common/collective trusts	b(6)		
(7)	Net investment gain (loss) from pooled separate accounts	b(7)		
(8)	Net investment gain (loss) from master trust investment accounts	b(8)		237,472,000
(9)	Net investment gain (loss) from 103-12 investment entities	b(9)		
(10)	Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		
c	Other income	c		
d	Total income. Add all income amounts in column (b) and enter total	d		237,472,000
	Expenses			
e	Benefit payment and payments to provide benefits:			
(1)	Directly to participants or beneficiaries, including direct rollovers	e(1)	946,521,000	
(2)	To insurance carriers for the provision of benefits	e(2)		
(3)	Other	e(3)	705,746,000	
(4)	Total benefit payments. Add lines 2e(1) through (3)	e(4)		1,652,267,000
f	Corrective distributions (see instructions)	f		
g	Certain deemed distributions of participant loans (see instructions)	g		
h	Interest expense	h		
i	Administrative expenses: (1) Professional fees	i(1)		
(2)	Contract administrator fees	i(2)	65,765,000	
(3)	Investment advisory and management fees	i(3)		
(4)	Other	i(4)		
(5)	Total administrative expenses. Add lines 2i(1) through (4)	i(5)		65,765,000
j	Total expenses. Add all expense amounts in column (b) and enter total	j		1,718,032,000
	Net Income and Reconciliation			
k	Net income (loss) (subtract line 2j from line 2d)	k		-1480560000
l	Transfers of assets			
(1)	To this plan	l(1)		
(2)	From this plan	l(2)		1,173,589,000

Part III Accountant's Opinion

3 The opinion of an independent qualified public accountant for this plan is (see instructions):

a **Attached** to this Form 5500 and the opinion is -- (1) [X] Unqualified (2) [ ] Qualified (3) [ ] Disclaimer (4) [ ] Adverse

b **Not attached** because: (1) [ ] the Form 5500 is filed for a CCT, PSA or MTIA.

(2) [ ] the opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

c Also check this box if the accountant performed a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 2520.103-12(d) [ ]

d If an accountant's opinion is attached, enter the name and EIN of the accountant (or accounting firm) ▶

PRICEWATERHOUSECOOPERS LLP 13-4008324



1 8 0 0 1 8 0 3 4 P

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (see instructions)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Did the plan engage in any nonexempt transaction with any party-in-interest? (Attach Schedule G (Form 5500) Part III if "Yes" is checked)	d		X	
e Was this plan covered by a fidelity bond?	e	X		20,000,000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i		X	
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)
AVAYA PENSION PLAN	22-3713430	002



SCHEDULE P (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only
OMB No. 1210-0110

2000

This Form is Open to Public Inspection.

For the trust calendar year 2000 or fiscal trust year beginning 01/01/2000 and ending 12/31/2000

Please type or print

1a Name of trustee or custodian

The Northern Trust Company

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

50 South LaSalle Street

c City or town: Chicago State: IL ZIP code: 60675

2a Name of trust

Lucent Technologies Inc. Master Pension Trust

b Trust's employer identification number 22-3463544

3 Name of plan if different from name of trust

Lucent Technologies, Inc. Pension Plan

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)?  ☒ Yes  ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ ... ▶ 22-3408857

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of fiduciary

▶ Arildo Flores, Second Vice President
The Northern Trust Company as Fiduciary

Date ▶ 9/25/01



v3.2

231040-2

SCHEDULE P (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2000

This Form is Open to Public Inspection.

For the trust calendar year 2000 or fiscal trust year beginning 01 01 2000 and ending 12 31 2000

Please type or print

1a Name of trustee or custodian

STATE STREET BANK & TRUST COMPANY

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

ONE ENTERPRISE DRIVE

c City or town / State / ZIP code

NORTH QUINCY MA 02171

2a Name of trust

LONG TERM INVESTMENT TRUST

b Trust's employer identification number 13 3187026

3 Name of plan if different from name of trust

LUCENT TECHNOLOGIES INC., PENSION P
LAN

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... X Yes No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ ... ▶ 22 3408857

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of fiduciary

▶ Anthony J Stevens ANTHONY J. STEVENS ASSISTANT VICE PRESIDENT Date ▶ 04 25 2001


2 5 0 0 A A 0 1 0 S

v3.2

231040-2
★U.S. GOVERNMENT PRINTING OFFICE: 2001-472-877/21257

LU002.RF0

Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2000

This Form is Open to Public Inspection.

For calendar year 2000 or fiscal plan year beginning and ending

A Name of plan
LUCENT TECHNOLOGIES INC. PENSION PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
LUCENT TECHNOLOGIES INC.

D Employer Identification Number
22-3408857

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 36-1561860 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3** 1701

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . ☐ Yes ☒ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . . ▶ Month_____ Day_____ Year_____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change, does the plan sponsor or plan administrator agree with the change? . . . . . ☐ Yes ☐ No ☒ N/A

Do not complete line 8, if the plan is a multiemployer plan or a plan with 100 or fewer participants during the prior plan year (see inst.).

8 Is the employer electing to compute minimum funding for this plan year using the transitional rule provided in Code section 412(l)(11) and ERISA section 302(d)(11)? . . . . . ☐ Yes ☒ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) . . . . . ☒ Yes ☐ No




2 2 0 0 1 8 0 1 4 1

SCHEDULE 001 - LU002.RF0

Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2000

This Form is Open to Public Inspection.

For calendar year 2000 or fiscal plan year beginning , and ending ,

A Name of plan	B Three-digit plan number ▶
LUCENT TECHNOLOGIES INC. PENSION PLAN	002
C Plan sponsor's name as shown on line 2a of Form 5500	**D Employer Identification Number**
LUCENT TECHNOLOGIES INC.	22-3408857

Note: If the plan is maintained by:

More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).

An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b Employer identification number**

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______________.

b The number of such QSLOBs that have employees benefiting under this plan is ______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ **Yes** ☐ **No**

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☒ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).



2 8 0 0 1 8 0 1 4 0

NON-COLLECTIVELY BARGAINED PORTION OF THE PLAN.

4 Enter the date the plan year began for which coverage data is being submitted. Month ____ Day ____ Year ____

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☐ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☐ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	
(2) Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ ____ | d | % |

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions)

(1) Disaggregated part: ____	Ratio % or Exception:	e(1)	%
(2) Disaggregated part: ____	Ratio % or Exception:	e(2)	%
(3) Disaggregated part: ____	Ratio % or Exception:	e(3)	%

f This plan satisfies the coverage requirements on the basis of (check one): ☐ the ratio percentage test ☐ average benefit test





SCHEDULE 002 - LU002.RF0

Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2000

This Form is Open to Public Inspection.

For calendar year 2000 or fiscal plan year beginning , and ending ,

A Name of plan LUCENT TECHNOLOGIES INC. PENSION PLAN	B Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 LUCENT TECHNOLOGIES INC.	D **Employer Identification Number** 22-3408857

Note: If the plan is maintained by:

More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).

An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b Employer identification number**

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______________.

b The number of such QSLOBs that have employees benefiting under this plan is ______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ **Yes** ☐ **No**

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions – Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☒ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).





COLLECTIVELY BARGAINED PORTION OF THE PLAN.

Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month _____ Day _____ Year _____

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☐ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☐ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	
(2) Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ __________ d %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions)

(1) Disaggregated part: __________ Ratio % or Exception: e(1) %

(2) Disaggregated part: __________ Ratio % or Exception: e(2) %

(3) Disaggregated part: __________ Ratio % or Exception: e(3) %

f This plan satisfies the coverage requirements on the basis of (check one): ☐ the ratio percentage test ☐ average benefit test

2 8 0 0 1 8 0 2 4 P

Lucent Technologies Inc. Pension Plan

SCHEDULE B (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Actuarial Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974, referred to as ERISA, except when attached to Form 5500-EZ and, in all cases, under section 6059(a) of the Internal Revenue Code, referred to as the Code.

▶ **Attach to Form 5500 or 5500-EZ if applicable.**
▶ **See separate instructions.**

Official Use Only

OMB No. 1210-0110

2000

This Form is Open to Public Inspection (except when attached to Form 5500-EZ)

For calendar plan year 2000 or fiscal plan year beginning , and ending ,

▶ **If an item does not apply, enter "N/A."** ▶ **Round off amounts to nearest dollar.**

▶ **Caution:** A penalty of $1,000 will be assessed for late filing of this report unless reasonable cause is established.

A Name of plan
LUCENT TECHNOLOGIES INC. PENSION PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500 or 5500-EZ
LUCENT TECHNOLOGIES INC.

D Employer Identification Number
22-3408857

E Type of plan: (1) [X] Single-employer (2) [ ] Multiemployer (3) [ ] Multiple-employer

F [ ] 100 or fewer participants in prior plan year

Part I Basic Information (To be completed by all plans)

1a Enter the actuarial valuation date: Month 01 Day 01 Year 2000

b	Assets:		
	(1) Current value of assets	b(1)	23,154,216,000
	(2) Actuarial value of assets for funding standard account	b(2)	20,689,136,708
c	(1) Accrued liability for plans using immediate gain methods	c(1)	10,983,141,082
	(2) Information for plans using spread gain methods:		
	(a) Unfunded liability for methods with bases	c(2)(a)	N/A
	(b) Accrued liability under entry age normal method	c(2)(b)	N/A
	(c) Normal cost under entry age normal method	c(2)(c)	N/A

Statement by Enrolled Actuary (see instructions before signing):

To the best of my knowledge, the information supplied in this schedule and on the accompanying schedules, statements and attachments, if any, is complete and accurate, and in my opinion each assumption used in combination, represents my best estimate of anticipated experience under the plan. Furthermore, in the case of a plan other than a multiemployer plan, each assumption used (a) is reasonable (taking into account the experience of the plan and reasonable expectations) or (b) would, in the aggregate, result in a total contribution equivalent to that which would be determined if each such assumption were reasonable; in the case of a multiemployer plan, the assumptions used, in the aggregate, are reasonable (taking into account the experience of the plan and reasonable expectations).

Franklin B Becker — Signature of actuary

Nov. 9, 2001 — Date

FRANKLIN B. BECKER
Print or type name of actuary

G 99-3763
Most recent enrollment number

AON CONSULTING INC.
Firm name

732-302-2198
Telephone number (including area code)

270 DAVIDSON AVENUE
SOMERSET NJ 08873
Address of the firm

If the actuary has not fully reflected any regulation or ruling promulgated under the statute in completing this schedule, check the box and see instructions [ ]




0 8 0 0 1 8 0 1 4 M

Lucent Technologies Inc. Pension Plan

Official Use Only

1d	Information on current liabilities of the plan:		
	(1) Amount excluded from current liability attributable to pre-participation service (see instructions)	d(1)	0
	(2) "RPA '94" information:		
	(a) Current liability	d(2)(a)	12,903,758,255
	(b) Expected increase in current liability due to benefits accruing during the plan year	d(2)(b)	189,262,134
	(c) Current liability computed at highest allowable interest rate (see instructions)	d(2)(c)	
	(d) Expected release from "RPA '94" current liability for the plan year	d(2)(d)	
	(3) "OBRA '87" information:		
	(a) Current liability	d(3)(a)	12,561,803,635
	(b) Expected increase in current liability due to benefits accruing during the plan year	d(3)(b)	180,474,442
	(c) Expected release from "OBRA '87" current liability for the plan year	d(3)(c)	
	(4) Expected plan disbursements for the plan year	d(4)	935,028,150
2	Operational information as of beginning of this plan year:		
a	Current value of the assets (see instructions)	2a	23,154,216,000

b "RPA '94" current liability:

	(1) No. of Persons	(2) Vested Benefits	(3) Total Benefits
(1) For retired participants and beneficiaries receiving payments	85490	8,576,749,662	9,032,880,845
(2) For terminated vested participants	35711	707,245,550	707,245,550
(3) For active participants	45796	2,747,551,896	3,163,631,860
(4) Total	166997	12,031,547,108	12,903,758,255

c If the percentage resulting from dividing line 2a by line 2b(4), column (3), is less than 70%, enter such percentage **2c** %

3 Contributions made to the plan for the plan year by employer(s) and employees:

(a) Mo.-Day-Year	(b) Amount paid by employer	(c) Amount paid by employees	(a) Mo.-Day-Year	(b) Amount paid by employer	(c) Amount paid by employees
			3 Totals ▶ (b)	0	(c) 0

4 Quarterly contributions and liquidity shortfall(s):

a Plans other than multiemployer plans, enter funded current liability percentage for preceding year (see instructions) **4a** 158.8 %

b If line 4a is less than 100%, see instructions, and complete the following table as applicable:

Liquidity shortfall as of end of Quarter of this plan year			
(1) 1st	(2) 2nd	(3) 3rd	(4) 4th
N/A	N/A	N/A	N/A



0 8 0 0 1 8 0 2 4 N



5 Actuarial cost method used as the basis for this plan year's funding standard account computation:

- **a** ☐ Attained age normal **b** ☐ Entry age normal **c** ☒ Accrued benefit (unit credit)
- **d** ☐ Aggregate **e** ☐ Frozen initial liability **f** ☐ Individual level premium
- **g** ☐ Individual aggregate **h** ☐ Other (specify) ▶

i Has a change been made in funding method for this plan year? ☐ Yes ☒ No

j If line i is "Yes," was the change made pursuant to Revenue Procedure 2000-40? ☐ Yes ☐ No

k If line i is "Yes," and line j is "No" enter the date of the ruling letter (individual or class) approving the change in funding method Month Day Year

6 Checklist of certain actuarial assumptions:

a Interest rates for:

(1) "RPA '94" current liability	a(1)	6.31 %	☐ N/A
(2) "OBRA '87" current liability	a(2)	6.61 %	☐ N/A
b Weighted average retirement age	6b	58	☐ N/A

		Pre-retirement	Post-retirement	
c Rates specified in insurance or annuity contracts ☐ N/A	6c	☐ Yes ☒ No	☐ Yes ☒ No	☐ N/A
d Mortality table code for valuation purposes:				
(1) Males	d(1)	8	8	
(2) Females	d(2)	8F	8F	
e Valuation liability interest rate ☐ N/A	6e	8.25 %	8.25 %	☐ N/A
f Expense loading ☐ N/A	6f	0.0 %	0.0 %	☐ N/A

		Male	Female	
g Annual withdrawal rates:				
(1) Age 25	g(1)	S 34.00 %	S 31.00 %	
(2) Age 40	g(2)	S 34.00 %	S 31.00 %	
(3) Age 55	g(3)	S 34.00 %	S 31.00 %	
h Salary scale ☐ N/A	6h	5.72 %	5.72 %	☐ N/A

i Estimated investment return on actuarial value of assets for the year ending on the valuation date 6i 12.3 %

7 New amortization bases established in the current plan year:

(1) Type of Base	(2) Initial Balance	(3) Amortization Charge/Credit
1	199,520,663	48,054,154

8 Miscellaneous information:

a If a waiver of a funding deficiency or an extension of an amortization period has been approved for this plan year, enter the date of the ruling letter granting the approval Month Day Year

0 8 0 0 1 8 0 3 4 0

Lucent Technologies Inc. Pension Plan

Official Use Only

8b	If one or more alternative methods or rules (as listed in the instructions) were used for this plan year, enter the appropriate code in accordance with the instructions ▶			
c	Is the plan required to provide a Schedule of Active Participant Data? (see instructions) If "Yes," attach schedule			[X] Yes [ ] No
9	Funding standard account statement for this plan year:			
	Charges to funding standard account:			
a	Prior year funding deficiency, if any		9a	0
b	Employer's normal cost for plan year as of valuation date		9b	87,758,509 *
c	Amortization charges as of valuation date:	Outstanding Balance		
	(1) All bases except funding waivers	▶ ($ 199,520,663)	c(1)	48,054,154 *
	(2) Funding waivers	▶ ($ 0)	c(2)	0
d	Interest as applicable on lines 9a, 9b, and 9c		9d	11,204,545 *
e	Additional interest charge due to late quarterly contributions, if applicable		9e	
f	Additional funding charge from Part II, line 12u, if applicable	[ ] N/A	9f	0
g	Total charges. Add lines 9a through 9f		9g	147,017,208 *
	Credits to funding standard account:			
h	Prior year credit balance, if any		9h	199,520,663 *
i	Employer contributions. Total from column (b) of line 3		9i	0
		Outstanding Balance		
j	Amortization credits as of valuation date	▶ ($ 0)	9j	0 *
k	Interest as applicable to end of plan year on lines 9h, 9i, and 9j		9k	16,460,455
l	Full funding limitation (FFL) and credits			
	(1) ERISA FFL (accrued liability FFL)	l(1) 0		
	(2) "OBRA '87" FFL (155% current liability FFL)	l(2) 0		
	(3) "RPA '94" override (90% current liability FFL)	l(3) 0		
	(4) FFL credit before reflecting "OBRA '87" FFL		l(4)	147,017,208 *
	(5) Additional credit due to "OBRA '87" FFL		l(5)	0
m	(1) Waived funding deficiency		m(1)	
	(2) Other credits		m(2)	
n	Total credits. Add lines 9h through 9k, 9l(4), 9l(5), 9m(1), and 9m(2)		9n	362,998,326 *
o	Credit balance: If line 9n is greater than line 9g, enter the difference		9o	215,981,118 *
p	Funding deficiency: If line 9g is greater than line 9n, enter the difference		9p	0
	Reconciliation account:			
q	Current year's accumulated reconciliation account:			
	(1) Due to additional funding charges as of the beginning of the plan year	q(1) 0		
	(2) Due to additional interest charges as of the beginning of the plan year	q(2) 0		
	(3) Due to waived funding deficiencies:			
	(a) Reconciliation outstanding balance as of valuation date	q(3)(a) 0		
	(b) Reconciliation amount. Line 9c(2) balance minus line 9q(3)(a)	q(3)(b) 0		
	(4) Total as of valuation date	▶	q(4)	0
10	Contribution necessary to avoid an accumulated funding deficiency. Enter the amount in line 9p or the amount required under the alternative funding standard account if applicable		10	0
11	Has a change been made in the actuarial assumptions for the current plan year? If "Yes," see instructions			[X] Yes [ ] No





* ALL ITEMS INCLUDING CREDIT BALANCE ADJUSTED FOR AVAYA SPINOFF (SEE ATTCH IX)

Lucent Technologies Inc. Pension Plan

Official Use Only

Part II Additional Information for Certain Plans Other Than Multiemployer Plans

Please see **Who Must File** in the Schedule B instructions to determine if you must complete Part II.

12 Additional required funding charge (see instructions):

a	Enter "Gateway %." Divide line 1b(2) by line 1d(2)(c) and multiply by 100. If line 12a is at least 90%, go to line 12u and enter -0-. If line 12a is less than 80%, go to line 12b. If line 12a is at least 80% (but less than 90%), see instructions and, if applicable, go to line 12u and enter -0-. Otherwise, go to line 12b	12a	160.3 %
b	"RPA '94" current liability. Enter line 1d(2)(a)	12b	
c	Adjusted value of assets (see instructions)	12c	
d	Funded current liability percentage. Divide line 12c by 12b and multiply by 100	12d	%
e	Unfunded current liability. Subtract line 12c from line 12b	12e	
f	Liability attributable to any unpredictable contingent event benefit	12f	
g	Outstanding balance of unfunded old liability	12g	
h	Unfunded new liability. Subtract the total of lines 12f and 12g from line 12e. Enter -0- if negative	12h	
i	Unfunded new liability amount (________ % of line 12h)	12i	
j	Unfunded old liability amount	12j	
k	Deficit reduction contribution. Add lines 12i, 12j, and 1d(2)(b)	12k	
l	Net charges in funding standard account used to offset the deficit reduction contribution. Enter a negative number if less than zero	12l	

m Unpredictable contingent event amount:

(1)	Benefits paid during year attributable to unpredictable contingent event	m(1)	
(2)	Unfunded current liability percentage. Subtract the percentage on line 12d from 100%	m(2)	%
(3)	Transition percentage	m(3)	90.00 %
(4)	Enter the product of lines 12m(1), 12m(2), and 12m(3)	m(4)	
(5)	Amortization of all unpredictable contingent event liabilities	m(5)	
(6)	"RPA '94" additional amount (see instructions)	m(6)	
(7)	Enter the greatest of lines 12m(4), 12m(5), or 12m(6)	m(7)	

Preliminary Calculation

n	Preliminary additional funding charge: Enter the excess of line 12k over line 12l (if any), plus line 12m(7), adjusted to end of year with interest	12n	
o	Contributions needed to increase current liability percentage to 100% (see instructions)	12o	
p	Enter the lesser of line 12n or 12o. Also, enter the result on line 12t if the employer did not elect for 1995 to use the Optional rule under Code section 412(l)(3)(E) and does not elect for 2000 to use the Transition rule under Code section 412(l)(11)	12p	

Final Calculation (complete line 12q, 12r, or 12s, as applicable, and lines 12t and 12u)

q	If the employer elects to use the Transition rule for 2000, but did not elect for 1995 to use the Optional rule, complete line 14 and enter the lesser of line 12p or 14e here and on line 12t	12q	



0 8 0 0 1 8 0 5 4 Q



r	If the employer elected for 1995 to use the Optional rule, but does not elect for 2000 to use the Transition rule, complete line 13 and enter the greater of line 12p or 13q here and on line 12t	12r	
s	If the employer elected for 1995 to use the Optional rule and elects to use the Transition rule for 2000, enter the lesser of (1) the greater of line 12p or 13q, or (2) line 14e. Also, enter on line 12t	12s	
t	Additional funding charge prior to adjustment	12t	
u	Adjusted additional funding charge. (% of line 12t)	12u	0
13	Additional funding charge under prior law (see instructions):		
a	"OBRA '87" current liability. Enter line 1d(3)(a)	13a	
b	Adjusted value of assets (see instructions)	13b	
c	Funded current liability percentage. Divide line 13b by line 13a and multiply by 100	13c	%
d	Unfunded current liability. Subtract line 13b from line 13a	13d	
e	Outstanding balance of unfunded old liability	13e	
f	Liability attributable to any unpredictable contingent event benefit	13f	
g	Unfunded new liability. Subtract the total of lines 13e and 13f from line 13d	13g	
h	Unfunded new liability amount (______ % of line 13g)	13h	
i	Unfunded old liability amount	13i	
j	Deficit reduction contribution. Add lines 13h and 13i	13j	
k	Net amortization charge for certain bases	13k	
l	Unpredictable contingent event amount:		
	(1) Benefits paid during year attributable to unpredictable contingent event — l(1)		
	(2) Unfunded current liability percentage. Subtract the percentage on line 13c from 100% — l(2) %		
	(3) Transition percentage — l(3) 90.00 %		
	(4) Enter the product of lines 13l(1), 13l(2), and 13l(3) — l(4)		
	(5) Amortization of all unpredictable contingent event liabilities — l(5)		
	(6) Enter the greater of line 13l(4) or line 13l(5)	l(6)	
m	Additional funding charge (excess of line 13j over line 13k (if any), plus line 13l(6))	13m	
n	Assets needed to increase current liability percentage to 100% (line 13d)	13n	
o	Smaller of line 13m or line 13n	13o	
p	Interest adjustment	13p	
q	Additional funding charge. Add lines 13o and 13p	13q	
14	Transition rule:		
a	Initial funded current liability percentage. Enter the percentage from line 12d of the 1995 Schedule B here	14a	%
b	Target percentage for transition rule (see instructions)	14b	%
c	Target amount (see instructions)	14c	
d	Enter the amount from line 13q here (additional funding charge under prior law)	14d	
e	Additional funding charge under transition rule of Code section 412(l)(11): Enter the greater of line 14c or 14d	14e	




0 8 0 0 1 8 0 6 4 R

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT I TO 2000 SCHEDULE B (FORM 5500)

Schedule B, Line 6 – Summary of Plan Provisions

General

Lucent Technologies Inc. was established as a result of the restructure of AT&T Corp. into three separate entities. Lucent Technologies Inc. became a fully owned subsidiary of AT&T Corp., participating in the AT&T Pension Plan, on February 1, 1996. Lucent Technologies Inc. subsequently became a fully independent company on October 1, 1996.

Lucent Technologies Inc. established the Lucent Technologies Inc. Pension Plan ("Plan") as a successor to the AT&T Pension Plan with respect to individuals employed on October 1, 1996 by Lucent Technologies Inc. and its affiliates and with respect to certain former AT&T employees assigned to Lucent Technologies Inc. as part of the restructuring of AT&T (collectively, "transferred individuals").

The Plan has assumed and is solely responsible for all liabilities for benefits as of September 30, 1996 under the AT&T Pension Plan relating to transferred individuals. The Plan recognizes service and compensation of transferred individuals as of September 30, 1996 as recognized by the AT&T Pension Plan. To the extent that the plan refers to dates, events, agreements, elections or designations before October 1, 1996 relating to the transferred individuals such dates, events, agreements, elections and designations shall be recognized as if Lucent Technologies Inc. and the Plan were in existence at the applicable time.

Effective September 30, 2000 assets and liabilities for Avaya employees were spun off from the plan.

Summary of Plan

The Lucent Technologies Inc. Pension Plan is a noncontributory defined benefit plan. Most domestic "Bargained-For" employees and other occupational employees in equivalent job titles and classifications who have reached age 21 and completed one year of service participate in the Plan.

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT I TO 2000 SCHEDULE B (FORM 5500)

Schedule B, Line 6 – Summary of Plan Provisions

Summary of Plan (cont.)

The Normal Retirement Age ("NRA") is the later of (a) age 65 or (b) the earliest to occur of (i) the fourth or fifth anniversary of Plan participation while an active participant or (ii) completion of five years of vesting service. A pension is provided to an employee at retirement when one of the following conditions is met:

Age		Minimum Years of Service
65	and	10
55	and	20
50	and	25
Any Age	and	30

Unless otherwise selected by a married employee, the normal form of the service pension is a reduced amount (92% effective 8/1/98, increased from 90%) with 50% of such reduced amount payable to a surviving spouse. If the spouse predeceases the employee, the pension is increased by the amount of the original reduction made to provide the survivor annuity. A 10 year certain and life option for service pensioners is available for retirement dates after December 31, 1998 with an actuarial reduction at any age of 5%. A 100% joint and survivor option with pop-up for service pensioners is available for retirement dates after December 31, 1998 with an actuarial reduction at any retirement age of 15%.

This monthly service pension amount is discounted for each full or partial month by which the employee's age at retirement is less than 55 years unless the employee has 30 or more years of service or is granted a pension for reasons of disability. The discount is 0.5% per month. The entire monthly pension is paid at the end of each month of retirement. Prior to August 1, 1998, the last payment was prorated in proportion to the fraction of the month during which the employee was alive.

An employee who separates from service and who is not eligible to receive a service or disability pension will receive a 100% vested pension if, at the date of separation, (a) he has 5 or more years of vesting service after age 18 or (b) he has achieved his NRA or (c) his benefit under the Plan has become fully vested by reason of a transfer of excess pension assets in accordance with Section 420 of the Internal Revenue Code. The vested pension is payable at NRA (or immediately if separation is after NRA).

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT I TO 2000 SCHEDULE B (FORM 5500)

Schedule B, Line 6 – Summary of Plan Provisions

Summary of Plan (cont.)
The surviving spouse of a vested active employee who dies with a term of employment of less than 15 years is awarded an automatic annuitant's pension equal to 50% of the amount the employee would have received at age 65 had the employee terminated on the date of death with a deferred vested pension and elected a joint and survivor annuity. Payments to the surviving spouse begin at the time the deceased employee would have attained age 65. In the case of an active employee with a term of employment at the time of death of at least 15 years, the automatic annuitant's pension commences immediately and is equal to 50% of the amount the employee would have received had such employee retired with a service pension, having elected a survivor annuity, and without any discount for early retirement.

Certain qualified beneficiaries of active employees and retired employees receiving service or disability pensions are eligible for death benefits. For eligible beneficiaries of active employees, the benefit is equal to one year's pay at the date of death. For eligible beneficiaries of retired employees, the benefit is generally equal to one year's pay at retirement.

Generally, the monthly pension amount payable for retirement under the Plan is determined as the sum of the following:

a) The dollar amount corresponding to the appropriate pension band assigned to an employee (See Pension Band Table below) multiplied by the employee's years and months of service at retirement, or termination, if earlier.

b) The product of (1) .001, (2) the employee's average annual amount of differentials and other special payments paid over the last 36 months of service and (3) the employee's years and months of service.

A special $25 per month payment is given to retirees whose date of retirement is on or after January 1, 1984 and prior to January 1, 1999.

For retirement on or prior to December 31, 1999 a minimum pension of $450 per month is payable beginning January 1, 1999 to service and disability retirees with at least 20 years of service. For retirees with less than 20 years of service, the minimum is prorated over 20 years based on actual service. The minimum pension only applies to service and disability pensions and does not apply to surviving annuitant's benefits or deferred vested pensions.

Effective 7/1/98 Pension Band 101 has been eliminated with reclassification to Pension Band 102.

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT I TO 2000 SCHEDULE B (FORM 5500)

Schedule B, Line 6 – Summary of Plan Provisions

Summary of Plan (cont.)

The flat dollar pension band amounts will be increased according to the following schedule:

7% for retirements after May 31, 1998,
An additional 4% at July 1, 1999, for retirements after June 30, 1999,
An additional 3% at July 1, 2000, for retirements after June 30, 2000,
An additional 3% at July 1, 2001, for retirements after June 30, 2001, and
An additional 3% at July 1, 2002, for retirements after June 30, 2002.

October 3, 2002

Lucent Technologies
Bell Labs Innovations



Eugene Serban
Corporate Counsel
Law Division

600 Mountain Avenue
Room 6G-214
Murray, Hill, NJ 07974 USA

Phone 908 582 8807
Fax 908 582 8048
serban@lucent.com

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From Proxy Materials of Shareholder Proposal of Darwin Jamgochian

Ladies and Gentlemen:

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2003 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal (the "Proposal") submitted by Mr. Darwin Jamgochian (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving the Staff's response by November 8, 2002.

The Proposal was submitted to the Company by a letter dated April 19, 2002 (attached hereto as Exhibit A). All other correspondence between the Company and the Proponent is attached hereto as Exhibit B.

The Proposal requests that Lucent account for where pension plan assets are invested at the end of each fiscal year and that such investments of pension plan assets "be incorporated into the annual report".

We believe the entire Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for the following reasons:

- The proposal should be omitted under rule 14a – 8(i)(7) because it relates to the company's ordinary business operations.
- The proposal should be omitted under rule 14a-8(i)(10) because it has already been substantially implemented.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

1. The Proposal Should Be Omitted Under Rule 14a – 8(i)(7) Because It Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In the past, the Staff has granted no-action relief under this rule to issuers who wish to omit from their proxy materials shareholder proposals that request additional disclosures in Commission-prescribed documents. The Proposal appears to seek such additional disclosure. In particular, the Proposal seeks that information regarding investments of pension plan assets "be incorporated into the annual report". This may be interpreted as proposing that the Company include such pension plan disclosures in its annual report filed on Form 10-K.

In the event that the Proposal can be interpreted as described above, the Commission's rules and regulations prescribe specific standard forms for disclosure of specific information. In particular, the calculation, accounting and disclosure of pension plan assets, expenses and liabilities are specifically governed by the Commissions rules and regulations, Statement of Financial Accounting Standards Nos. 87 and 132, US General Accepted Accounting Principles ("US GAAP"), and the Employee Retirement Income Security Act of 1974 ("ERISA"). All these laws, rules, and accounting standards require a uniform method of disclosure that almost all publicly held companies, including the Company, must follow. As a result of these laws, rules and accounting standards, the disclosure sought by the Proposal is already made by the Company on the legally required form (which is not a Form 10-K) and is publicly available (see Point 2 below).

In Johnson Controls, Inc. (October 26, 1999) ("Johnson Controls"), the Staff concurred with the exclusion of a proposal seeking additional disclosure in the company's publicly filed financial statements. The Staff, in addressing the issue of whether proposals requesting additional disclosures in Commission-prescribed documents should be excluded under Rule 14a-8(i)(7), framed the issue as whether the subject matter of the additional disclosure involves a matter of ordinary business; when it does, the proposal may be excluded under Rule 14a-8(i)(7).

Under the Staff's analysis of Rule 14a-8(i)(7) in Johnson Controls, the Proposal is properly excludable because the subject matter of the Proposal, disclosure of information related to pension plan funds, involves a matter of ordinary business. Moreover, the Staff has repeatedly held that proposals regarding employee retirement plans, and in particular proposals seeking additional disclosures pertaining to pension plans, are ordinary business operations under Rule 14a-8(i)(7). See The Boeing Company, (March 6, 2000) (the Staff determined that disclosure of the use of employee pension fund trust assets and/or surplus in all current and future earnings statements, and in past earnings statements since Jan. 1, 1990 related to ordinary business operations). Also, see Johnson Controls and USX Corp. (January 12, 1998 (both proposals were seeking additional disclosures about the issuer's pension fund); General Electric Co. (February 2, 1998) (review of the issuer's pension plan); E. I. du Pont de Nemours & Co. (February 9, 1998) (limits on transfers of assets in the issuer's pension and retirement plan). The Proposal therefore is properly excludable because it involves a matter of ordinary business.

2. The Proposal Should Be Omitted Under Rule 14a-8(i)(10) Because It Has Already Been Substantially Implemented

The Proposal is moot because the Company already discloses all the information contemplated by the Proposal. Rule 14a-8(i)(10) permits a registrant to exclude a shareholder proposal if it has been rendered moot because a company has already substantially implemented the proposal. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The applicable standard under the rule is one of substantial implementation. See Release No. 34-20091 (August 16, 1983).

The Proposal seeks that the Company identify where pension plan assets are invested at the end of each fiscal year and disclose such information to shareholders. The Proposal is moot, however, because the Company already identifies, accounts for and publicly discloses such information in its Annual Return/Report of Employee Benefit Plan on IRS Form 5500 ("Form 5500") (a copy of the Company's annual pension plan report for 2000 is attached hereto as Exhibit C). The Form 5500 is filed with the Internal Revenue Service and the Department of Labor annually by the Company for its pension plans, and it is available to the public.[1] Specifically, Note 5 of the financial statements contained in the Form 5500 discloses and explains the specific investments of the pension plan. This note contains readable tables disclosing specific investments, amounts allocated to each investment, and the market value of such investments for the year-end and prior year-end periods, plus several accompanying paragraphs explaining the tables. Moreover, the financial statements and notes contained in the Form 5500 have been audited by the Company's independent auditor, and all disclosures in Form 5500 comply with US GAAP, ERISA, and

[1] The Proponent, as a participant in the Company's pension plan, receives an Annual Summary Report (attached hereto as Exhibit D) summarizing the Form 5500 that is filed by the Company. The Annual Summary Report also clearly and prominently explains on the second page that the full annual report is available upon request and provides instructions for obtaining such a copy.

other accounting standards. As a result, the Company has disclosed all the information sought to be disclosed by the Proposal and such information is publicly available.

In sum, the Proposal should be excluded under Rule 14a-8(i)(10) because the Company's current disclosure in its publicly filed reports regarding pension funds sufficiently encompasses the disclosure contemplated by the Proposal. The Company, therefore, may properly omit this moot Proposal from the Annual Meeting proxy material.

In conclusion, for the reasons mentioned above, the Proposal should be excluded pursuant to Rule 14a-8. If the Staff disagrees with our conclusion that this Proposal may be omitted from the Proxy Materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed, stamped envelope. If you have any questions regarding this matter, please contact me at (908) 582-8807.

Very truly yours,



Eugene Serban
Corporate Counsel

Enclosures

[Click here and type return address]

April 19, 2002

Corporate Secretary
600 Mountain Ave.
Murray Hill, NJ

Dear Corporate Secretary

I am presenting a proposal on behalf of all stockholders to have an accounting of where pension plan assets are invested at the end of each fiscal year. I further request that this proposal be incorporated in 2003 proxy material. I have no idea where the assets are invested and it would clear up the misconception amongst some stockholders whether a goodly portion of those assets are invested in company stock or if they are invested in worthwhile projects. I further request that the accounting of pension plan assets be incorporated into the annual report. I believe that Lucent should be a leader in the reform of accounting procedures so that all owners of the company have a better insight into our company. I am the owner of Lucent shares solely in my 401K plan.

Sincerely,



Darwin Jamgochian
Lucent retiree



May 11, 2002

Corporate secretary
600 Mountain Ave.
Murray Hill, NJ 07974

Dear Corporate secretary,

WRITTEN STATEMENT

I am writing to affirm my ownership of Lucent Technologies stock for more than one year and intend to hold my shares until the 2003 annual meeting.

Sincerely,



Darwin Jamgochian

921 LAKESIDE RD.
SOUTHBURY, CT 06488

Lucent Technologies
Bell Labs Innovations



Janet E. O'Rourke
Senior Manager

Lucent Technologies Inc.
3C-503
600 Mountain Avenue
Murray Hill, New Jersey 07974

Telephone: 908-582-3329
Facsimile: 908-582-1089

May 3, 2002

VIA FEDERAL EXPRESS
Darwin Jamgochian
921 Lakeside Road
Southbury Connecticut 06488

Dear Mr. Jamgochian:

This correspondence will acknowledge your letter dated April 19, 2002 regarding your purported shareowner proposal. Lucent received your letter on April 23, 2002. The process of printing the company's proxy statement, including shareowner proposals, is expensive and therefore, I would like to further discuss with you the proposal you included in your letter. We believe it is more to our mutual benefit to dialogue with the shareowner rather than to resort to the shareowner proposal process.

As you are aware, the inclusion of shareowner proposals in proxy statements is governed by the rules of the Unites States Securities and Exchange Commission (SEC), specifically Rule 14a-8 (Proposals of Security Holders.) That rule requires that the proposal be presented at the annual meeting either by the proponent, or by the proponent's representative, who is qualified under state law to present the proposal on the proponent's behalf. The rule further requires that the proponent of the proposal be a record or beneficial owner of at least two thousand dollars in market value of the securities entitled to be voted at the annual meeting; have held the securities for at least one year at the time the proposal is submitted; and continue to own such securities through the date on which the annual meeting is held.

We have verified with the trustee for our 401K savings plan that, as of April 19, you beneficially owned Lucent stock with totaling more than two thousand dollars in market value. In addition, you must provide us with a written statement that you have held the securities for at least one year at the time your proposal was submitted and that you intend to hold the securities through the date on which the 2003 annual meeting will be held. Finally, in accordance with the SEC regulations mentioned above, you must provide this information to the undersigned within 14 calendar days after receipt of this letter.

Very truly yours,



LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT I TO 2000 SCHEDULE B (FORM 5500)

Schedule B, Line 6 – Summary of Plan Provisions

PENSION BAND TABLE

Pension Band	Monthly Pension Amount Effective					
	7/1/95	7/1/98	7/1/99	7/1/00	7/1/01	7/1/02
	For Retirement on or after					
	5/28/95	5/31/98	6/30/99	6/30/00	6/30/01	6/30/02
101	$24.26	$25.96	N/A	N/A	N/A	N/A
102	25.30	27.07	$28.15	$28.99	$29.86	$30.76
103	26.32	28.16	29.29	30.17	31.08	32.01
104	27.34	29.25	30.42	31.33	32.27	33.24
105	28.36	30.35	31.56	32.51	33.49	34.49
106	29.40	31.46	32.72	33.70	34.71	35.75
107	30.44	32.57	33.87	34.89	35.94	37.02
108	31.45	33.65	35.00	36.05	37.13	38.24
109	32.49	34.76	36.15	37.23	38.35	39.50
110	33.50	35.85	37.28	38.40	39.55	40.74
111	34.53	36.95	38.43	39.58	40.77	41.99
112	35.54	38.03	39.55	40.74	41.96	43.22
113	36.58	39.14	40.71	41.93	43.19	44.49
114	37.59	40.22	41.83	43.08	44.37	45.70
115	38.62	41.32	42.97	44.26	45.59	46.96
116	39.65	42.43	44.13	45.45	46.81	48.21
117	40.66	43.51	45.25	46.61	48.01	49.45
118	41.69	44.61	46.39	47.78	49.21	50.69
119	42.72	45.71	47.54	48.97	50.44	51.95
120	43.74	46.80	48.67	50.13	51.63	53.18
121	44.76	47.89	49.81	51.30	52.84	54.43
122	45.79	49.00	50.96	52.49	54.06	55.68
123	46.80	50.08	52.08	53.64	55.25	56.91
124	47.82	51.17	53.22	54.82	56.46	58.15
125	48.87	52.29	54.38	56.01	57.69	59.42
126	49.86	53.35	55.48	57.14	58.85	60.62
127	50.90	54.46	56.64	58.34	60.09	61.89
128	51.92	55.55	57.77	59.50	61.29	63.13
129	52.95	56.66	58.93	60.70	62.52	64.40
130	53.96	57.74	60.05	61.85	63.71	65.62
131	55.01	58.86	61.21	63.05	64.94	66.89
132	56.01	59.93	62.33	64.20	66.13	68.11
133	57.05	61.04	63.48	65.38	67.34	69.36
134	58.09	62.16	64.65	66.59	68.59	70.65
135	59.08	63.22	65.75	67.72	69.75	71.84

* Effective 7/1/98 Pension Band 101 has been eliminated.

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT I TO 2000 SCHEDULE B (FORM 5500)

Schedule B, Line 6 – Summary of Plan Provisions

Benefit Improvements

All plan participants as of September 29, 1999, December 29, 1999 and December 27, 2000 were vested in their pension benefits because of permitted asset transfers on these dates as required under IRC section 420.

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT II TO 2000 SCHEDULE B (FORM 5500)

SCHEDULE B – STATEMENT OF ENROLLED ACTUARY

Notes Regarding Schedule B (Form 5500)

1. Effective September 30, 2000 the plan spun-off a portion of assets and liabilities to form the Avaya Pension Plan. The transfer exceeded 3% of assets and liabilities of the plan. A separate valuation for 2000 was performed for the Avaya Pension Plan. A portion of the credit balance was transferred to the Avaya Pension Plan based on guidance provided in Revenue Ruling 86-47. Item 9 of Schedule B reflects the portion of Avaya's assets and liabilities, measured on a prorata basis, for the period January 1, 2000 through September 30, 2000. All other Schedule B items reflect the assets and liabilities as of January 1, 2000 inclusive of Avaya.

2. The valuation interest rate was changed from 7.5% to 8.25%.

3. The valuation mortality table was changed from Telecommunications mortality to UP94.

4. The OBRA '87 current liability interest rates were changed to 6.61% in 2000 from 6.87% in 1999. The RPA '94 current liability interest rate was changed to 6.31% in 2000 from 6.55% in 1999. These rates are the maximum permitted in the corridor of allowable interest rates for the calculation of current liabilities.

5. The following plan improvements were made during calendar year 2001:
   a.) An early retirement incentive program was offered to certain employees within five years of retirement eligibility. In this program, age and service of the employees were increased by five years for retirement eligibility and early retirement discount.
   b.) Certain employees were offered additional benefits they could take as pension or lump sum.

These amendments occurred after the end of the plan year 2000 and hence are not reflected in this valuation.

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT II TO 2000 SCHEDULE B (FORM 5500)

SCHEDULE B – STATEMENT OF ENROLLED ACTUARY

Notes Regarding Schedule B (Form 5500) (continued)

In making this certification, I have relied, as permitted under Sec. 103(a)(4)(D) of ERISA, on the correctness of the asset values and contribution information supplied by the Plan administrator. I have also relied on the correctness of the participant data supplied by the plan administrator. These items would customarily not be verified by the actuary. I have reviewed, and applied certain reasonableness and consistency checks to the information furnished and I have no reason to doubt its substantial accuracy.

Franklin B Becker
Signature of Actuary

Nov. 9, 2001
Date

Franklin B. Becker
Name of Actuary

99-3763
Enrollment Number

Aon Consulting
270 Davidson Avenue
Somerset, NJ 08873
Address

(732) 302-2198
Telephone Number

M:\LucentVal\2000\FinalValReports\Lucent PP SCH-B
10/08/01

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT III TO 2000 SCHEDULE B (FORM 5500)

Schedule B, Line 6 – Statement of Actuarial Assumptions/Methods

Statement of Actuarial Assumptions and Methods

The accrued benefit (unit credit) cost method is employed to develop contributions. Under this method, projected benefits payable in the event of death, termination, disability, or retirement were determined for all active participants. The projected benefit for each future event is allocated to each of the participant's years of service. The normal cost is equal to the actuarial present value of the benefits allocated to the current year and the actuarial accrued liability is equal to the actuarial present value of the total benefits allocated to years prior to the current year. For this purpose, all occupational employees are included in the valuation.

The actuarial accrued liability for inactive participants was determined as the actuarial present value of the benefits expected to be paid. These participants include retired participants and their beneficiaries currently receiving benefits and terminated vested participants not yet receiving benefits. No normal costs are now payable with respect to these participants.

For purposes of determining the contribution required to meet the minimum funding standard, the value of the Plan's assets has been determined by taking fair market value into account in accordance with the method discussed below.

The asset valuation method is a smoothed market value (with phase in) as follows. In the first year (i.e. 1999), the actuarial value of assets was set equal to the market value of assets as of the valuation date, January 1, 1999. In each subsequent year, the actuarial value of assets is equal to the market value of assets less decreasing fractions 4/5, 3/5, 2/5 and 1/5 of the gain or loss for each of the preceding 4 years. However, only gains or losses occurring in the year of the change of method (i.e. 1999) and later years are recognized. Gain or loss for a year is the difference between the expected and actual market value of assets. The asset valuation method conforms to IRS Revenue Procedure 95-51 as modified by Revenue Procedure 98-10, Section 3.16, and qualifies for automatic approval as a change in asset valuation method.

The method is subject to corridor limits as promulgated by the IRS. The actuarial value of assets must, if necessary, be adjusted so as to be not less than a minimum amount nor more than a maximum amount. The minimum amount is 80 percent of the current fair market value of plan assets as of the applicable asset valuation date. The maximum amount is 120 percent of the current fair market value of plan assets as of the applicable asset valuation date.

The assumptions have been developed so that each assumption is reasonable and represents the best estimate of anticipated experience under the Plan. See Attachments IV through VII.

All demographic actuarial assumptions (except Wage Scale Indices) are determined separately for Males and Females.

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT III TO 2000 SCHEDULE B (FORM 5500)

Schedule B, Line 6 – Statement of Actuarial Assumptions/Methods

Statement of Actuarial Assumptions and Methods (cont.)

Most of the assumptions are determined by attained age:

Mortality among Actives and Service Pensioners
Rates of Retirement (Service Pension)
Rates of Retirement (Disability Pension)
Percentages of Employees (Active and Retired) Dying with Qualified Beneficiaries

Two assumptions are determined by term-of-service:

Wage Scale Indices
Rates of Separation from Service (all causes)

It was assumed that 50% of future male retirees and 10% of future female retirees will elect the survivor option.

The assumed relative ages of the surviving spouse and an employee who dies after having attained 5 or more years of service are determined from a Telecommunications Industry Study.

For male employees at ages less than 59, the spouse is assumed to be three years younger; at ages 59 and above, the spouse is assumed four years younger. For female employees at ages less than 57, the spouse is assumed to be three years older; at ages 57 and above, the spouse is assumed two years older.

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT IV TO 2000 SCHEDULE B (FORM 5500)

Schedule B, Line 6 – Statement of Actuarial Assumptions/Methods

Items 1d(2), 2b and 9l(3) were calculated using an interest rate assumption of 6.31%, which is 105% of the weighted average 30 year Treasury Bond rate for January, 2000.

Item 1d(3) and 9l(2) were calculated using an interest rate assumption of 6.61%, which is 110% of the weighted average 30 year Treasury Bond rate for January, 2000.

The interest rate assumption used for Funding Standard Account purposes (items 9 and 10) is 8.25%.

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT IV TO 2000 SCHEDULE B (FORM 5500)

Schedule B, Line 6 – Statement of Actuarial Assumptions/Methods

Annual Rates of Mortality Among Active and Inactive Employees For Service Pensions and Death Benefits

Age x	Rates of mortality During year of age x to x+1		Age x	Rates of mortality During year of age x to x+1	
	Male	Female		Male	Female
15	0.000371	0.000233	66	0.017462	0.010423
16	0.000421	0.000261	67	0.019391	0.011574
17	0.000463	0.000281	68	0.021354	0.012648
18	0.000495	0.000293	69	0.023364	0.013665
19	0.000521	0.000301	70	0.025516	0.014763
20	0.000545	0.000305	71	0.027905	0.016079
21	0.000570	0.000308	72	0.030625	0.017748
22	0.000598	0.000311	73	0.033549	0.019724
23	0.000633	0.000313	74	0.036614	0.021915
24	0.000671	0.000313	75	0.040012	0.024393
25	0.000711	0.000313	76	0.043933	0.027231
26	0.000749	0.000316	77	0.048570	0.030501
27	0.000782	0.000324	78	0.053991	0.034115
28	0.000811	0.000338	79	0.060066	0.038024
29	0.000838	0.000356	80	0.066696	0.042361
30	0.000862	0.000377	81	0.073780	0.047260
31	0.000883	0.000401	82	0.081217	0.052853
32	0.000902	0.000427	83	0.088721	0.058986
33	0.000912	0.000454	84	0.096358	0.065569
34	0.000913	0.000482	85	0.104559	0.072836
35	0.000915	0.000514	86	0.113755	0.081018
36	0.000927	0.000550	87	0.124377	0.090348
37	0.000958	0.000593	88	0.136537	0.100882
38	0.001010	0.000643	89	0.149949	0.112467
39	0.001075	0.000701	90	0.164442	0.125016
40	0.001153	0.000763	91	0.179849	0.138442
41	0.001243	0.000826	92	0.196001	0.152660
42	0.001346	0.000888	93	0.213325	0.167668
43	0.001454	0.000943	94	0.231936	0.183524
44	0.001568	0.000992	95	0.251189	0.200229
45	0.001697	0.001046	96	0.270441	0.217783
46	0.001852	0.001111	97	0.289048	0.236188
47	0.002042	0.001196	98	0.306750	0.255605
48	0.002260	0.001297	99	0.323976	0.276035
49	0.002501	0.001408	100	0.341116	0.297233
50	0.002773	0.001536	101	0.358560	0.318956
51	0.003088	0.001686	102	0.376699	0.340960
52	0.003455	0.001864	103	0.396884	0.364586
53	0.003854	0.002051	104	0.418855	0.389996
54	0.004278	0.002241	105	0.440585	0.415180
55	0.004758	0.002466	106	0.460043	0.438126
56	0.005322	0.002755	107	0.475200	0.456824
57	0.006001	0.003139	108	0.485670	0.471493
58	0.006774	0.003612	109	0.492807	0.483473
59	0.007623	0.004154	110	0.497189	0.492436
60	0.008576	0.004773	111	0.499394	0.498054
61	0.009663	0.005476	112	0.500000	0.500000
62	0.010911	0.006271	113	0.500000	0.500000
63	0.012335	0.007179	114	0.500000	0.500000
64	0.013914	0.008194	115	0.500000	0.500000
65	0.015629	0.009286	116	1.000000	1.000000

Source: UP94 Male and Female in 1994

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT IV TO 2000 SCHEDULE B (FORM 5500)

Schedule B, Line 6 – Statement of Actuarial Assumptions/Methods

Percentage of Active and Retired Employees Dying Who Have Qualified Beneficiaries For Service Pensions and Death Benefits

Att. age @ start of yr. of death	% Qual. Ben.		Att. age @ start of yr. of death	% Qual. Ben.		Att. age @ start of yr. of death	% Qual. Ben.	
	Male	Female		Male	Female		Male	Female
15	40%	2%	49	89%	63%	83	66%	16%
16	40%	2%	50	90%	63%	84	64%	15%
17	40%	2%	51	89%	63%	85	62%	14%
18	40%	11%	52	88%	63%	86	60%	13%
19	40%	19%	53	87%	63%	87	58%	12%
20	40%	26%	54	86%	63%	88	56%	11%
21	40%	32%	55	85%	60%	89	54%	10%
22	40%	37%	56	85%	57%	90	52%	9%
23	40%	41%	57	85%	54%	91	50%	8%
24	40%	44%	58	85%	51%	92	48%	7%
25	40%	46%	59	85%	48%	93	46%	6%
26	40%	48%	60	85%	45%	94	44%	5%
27	40%	50%	61	84%	42%	95	42%	4%
28	40%	52%	62	83%	40%	96	40%	3%
29	40%	54%	63	82%	38%	97	38%	2%
30	40%	56%	64	81%	36%	98	36%	1%
31	40%	58%	65	80%	36%	99	34%	0%
32	43%	60%	66	79%	36%	100	32%	0%
33	47%	61%	67	79%	36%	101	30%	0%
34	51%	62%	68	79%	36%	102	28%	0%
35	56%	63%	69	78%	36%	103	26%	0%
36	61%	64%	70	78%	36%	104	24%	0%
37	66%	65%	71	78%	36%	105	22%	0%
38	71%	66%	72	77%	31%	106	20%	0%
39	75%	67%	73	77%	27%	107	18%	0%
40	78%	67%	74	77%	24%	108	16%	0%
41	79%	67%	75	76%	22%	109	14%	0%
42	81%	67%	76	75%	20%	110	12%	0%
43	83%	66%	77	74%	19%			
44	84%	65%	78	73%	18%			
45	85%	64%	79	72%	18%			
46	86%	63%	80	71%	17%			
47	87%	63%	81	70%	17%			
48	88%	63%	82	68%	16%			

Sources: Lucent and AT&T experience 1985 - 1987

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT V TO 2000 SCHEDULE B (FORM 5500)

Methodology to Compute Weighted Average Retirement Age - Item 6b

For calculation of the weighted average retirement age, all other decrements except mortality have been ignored. Retirement decrements prior to age 50 have also been ignored, as 30 years of service and entry prior to age 20 are required. The original group of active participants is, thus, decremented for service retirement and mortality at age 50 and onwards. The weighting attached at each age is the number of lives retiring at that age.

The above process is followed to determine weighted average retirement ages separately for each sex.

The sex distinct weighted average retirement ages obtained above are then weighted by male/female active lives to determine an overall weighted average retirement age.

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT V TO 2000 SCHEDULE B (FORM 5500)

Annual Rates of Retirement on Service Pension
For Service Pensions and Death Benefits

Age x	Rates of Retirement during year of age x to x + 1	
	Male	Female
44	0.0075	0.0038
45	0.0232	0.0117
46	0.0388	0.0224
47	0.0501	0.0338
48	0.0541	0.0420
49	0.0541	0.0476
50	0.0571	0.0513
51	0.0601	0.0537
52	0.0658	0.0555
53	0.0721	0.0572
54	0.0770	0.0620
55	0.0871	0.0712
56	0.1006	0.0832
57	0.1195	0.0995
58	0.1453	0.1214
59	0.1805	0.1509
60	0.2274	0.1899
61	0.3534	0.2915
62	0.4529	0.3711
63	0.4531	0.3712
64	0.5289	0.4366
65	0.6047	0.5019
66	0.5043	0.4519
67	0.4037	0.4018
68	0.4040	0.4020
69	0.7071	0.7036

Source: Lucent and AT&T experience 1985 - 1989

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT V TO 2000 SCHEDULE B (FORM 5500)

Annual Rates of Retirement on Disability Pension For Service Pensions and Death Benefits

Age x	Rates of Disability during year of age x to x + 1	
	Male	Female
29	0.0000	0.0001
30	0.0001	0.0003
31	0.0001	0.0005
32	0.0002	0.0006
33	0.0002	0.0007
34	0.0003	0.0010
35	0.0003	0.0013
36	0.0004	0.0015
37	0.0005	0.0017
38	0.0006	0.0019
39	0.0008	0.0022
40	0.0009	0.0024
41	0.0010	0.0026
42	0.0011	0.0027
43	0.0012	0.0029
44	0.0013	0.0031
45	0.0015	0.0033
46	0.0018	0.0035
47	0.0021	0.0038
48	0.0024	0.0042
49	0.0028	0.0046
50	0.0032	0.0050
51	0.0037	0.0055
52	0.0043	0.0061
53	0.0050	0.0067
54	0.0057	0.0072
55	0.0061	0.0077
56	0.0064	0.0081
57	0.0070	0.0085
58	0.0081	0.0093
59	0.0099	0.0107
60	0.0125	0.0126
61	0.0161	0.0150
62	0.0210	0.0180
63	0.0271	0.0217
64	0.0346	0.0260

Source: Lucent and AT&T experience 1985-1989

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT VI TO 2000 SCHEDULE B (FORM 5500)

Annual Rates of Employee Separation from Service Before Eligibility for Service Retirement For Service Pensions and Death Benefits

Service in years t	Rates of Separation during year of service t to t + 1	
	Male	Female
0	0.3400	0.3100
1	0.2586	0.2450
2	0.1635	0.1512
3	0.1381	0.1200
4	0.1164	0.1153
5	0.0986	0.1106
6	0.0846	0.1061
7	0.0744	0.1016
8	0.0679	0.0971
9	0.0651	0.0928
10	0.0641	0.0885
11	0.0631	0.0842
12	0.0622	0.0799
13	0.0608	0.0758
14	0.0598	0.0717
15	0.0564	0.0676
16	0.0503	0.0636
17	0.0449	0.0597
18	0.0400	0.0558
19	0.0354	0.0520
20	0.0311	0.0482
21	0.0273	0.0445
22	0.0238	0.0408
23	0.0206	0.0372
24	0.0178	0.0337
25	0.0154	0.0302
26	0.0134	0.0268
27	0.0117	0.0234
28	0.0103	0.0201
29	0.0071	0.0130

Source: Lucent and AT&T experience 1985 - 1989
NOTE: Based on separations for all causes

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT VII TO 2000 SCHEDULE B (FORM 5500)

Annual Rates of Salary Increases For Service Pensions and Death Benefits

Service in Years t	Rates of Salary increases during year t to t + 1
0	0.18500
1	0.15500
2	0.10500
3	0.07500
4	0.06125
5	0.05525
6	0.05400
7	0.0250
8	0.05160
9	0.05090
10	0.05040
11	0.04995
12	0.04950
13	0.04915
14	0.04890
15	0.04875
16	0.04865
17	0.04855
18 or more	0.04850

Source: Lucent and AT&T experience 1985 - 1989

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT VIII TO 2000 SCHEDULE B (FORM 5500)

Sample Plan Early Retirement Factors: Retirement with service pension prior to age 55 will reduce the pension as follows:

Net Credited Service	Discount for Retirement Prior to 55
Less than 30 years	½% a month (6% a year)
30 years or more	No discount

Retirement Age	Service at Retirement	Early Retirement Factor
55 or more	Any service (subject to limits)	100%
50	30	100%
50	25	70%
45	30	100%

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT IX TO 2000 SCHEDULE B (FORM 5500)

Explanation to lines 9k, 9n, and 9o

Credits in Funding Standard Account

As a result of the spin off of Avaya effective September 30, 2000, a portion of the credit balance as of September 30, 2000, ($9,084,343) was transferred to the Lucent Technologies Pension Plan. The allocation was determined based on guidance provided in Revenue Ruling 86-47. Lines 9k, 9n, 9o of the Funding Standard Account were adjusted to account for the portion of the credit balance transferred to the Avaya Pension Plan. The credit balance as of December 31, 2000 shown in line 9o is that for the remaining Lucent Technologies, Inc. Pension Plan.

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT X TO 2000 SCHEDULE B (FORM 5500)

Schedule B, Line 8c – Schedule of Active Participant Data as of December 31, 1999

Completed Years of Service

Attained Age	Under 1		1 to 4		5 to 9		10 to 14		15 to 19		20 to 24		25 to 29		30 to 34		35 to 39		40 & up		Total
	No.	Avg. Comp.	No.	Avg. Comp.	No.	Avg. Comp.	No.	Avg. Comp.	No.	Avg. Comp.	No.	Avg. Comp.	No.	Avg. Comp.	No.	Avg. Comp.	No.	Avg. Comp.	No.	Avg. Comp.	No.
Under 25	1,111	21,787	1,985	27,607	16																3,112
25 - 29	853	23,347	2,702	30,585	328	39,840	39	41,870													3,922
30 - 34	544	24,073	1,911	32,021	440	40,040	628	43,092	23	41,286											3,546
35 - 39	442	24,562	1,421	31,947	366	39,785	885	41,412	806	40,316	119	39,394									4,039
40 - 44	286	25,244	1,070	33,005	251	38,665	675	40,013	1,437	38,985	1,382	38,775	115	40,825							5,216
45 - 49	173	24,774	728	32,708	222	38,833	446	39,952	1,004	39,185	1,370	38,296	2,072	40,494	628	43,510					6,643
50 –54	123	26,037	457	33,115	130	39,036	291	38,807	740	38,250	1,031	37,862	2,279	41,302	4,115	44,788	238	48,226			9,404
55 - 59	61	27,958	217	32,534	59	36,770	234	38,064	548	38,225	583	36,935	969	39,551	2,697	45,176	1,591	47,961	100	44,318	7,059
60 - 64	4		58	33,499	23	38,398	109	37,345	346	37,947	256	36,978	306	38,455	521	41,976	532	46,720	360	47,314	2,515
65 - 69			6		8		20	34,388	52	36,012	40	38,201	39	37,824	40	39,251	32	44,809	64	48,539	301
70+			2		1		4		4		9		6		7		3		3		39
Total:	3,597		10,557		1,844		3,331		4,960		4,790		5,786		8,008		2,396		527		45,796

LUCENT TECHNOLOGIES INC. PENSION PLAN, PN 002
EIN 22 - 3408857
ATTACHMENT XI TO 2000 SCHEDULE B (FORM 5500)

Schedule B, Line 11 – Justification of Change in Actuarial Assumption

The valuation interest rate was changed from calendar year rates of 9% prior to 2000 and 7.5% thereafter to 8.25% for all years and the mortality table for the Plan was changed from Telecommunications mortality to UP94. These changes were made so that the valuation assumptions more accurately reflect the Plan's anticipated investment and mortality experience.

Lucent Pension Plan

Financial Statements
At and for the Years Ended December 31, 2000 and 1999



PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Administrator of the
Lucent Pension Plan

In our opinion, the accompanying statements of net assets available for benefits and of accumulated plan benefits and the related statements of changes in net assets available for benefits and of changes in accumulated plan benefits present fairly, in all material respects, the financial status of the Lucent Pension Plan (the "Plan") at December 31, 2000 and 1999, and the changes in its financial status for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 26, 2001

Lucent Pension Plan

Statements of Net Assets Available for Benefits (Thousands of dollars)

	At December 31, 2000	1999
Assets		
Investments at fair value		
Plan interest in Lucent Technologies Master Pension Trust	$ 21,248,639	$ 24,041,552
Receivable from Avaya, Inc.	72,221	-
Net assets held in 401(h) account	134,846	120,900
Total assets	21,455,706	24,162,452
Liabilities		
Accounts payable and accrued liabilities	103,408	7,336
Interplan transfers payable, net	717,385	880,000
Amounts related to obligation of 401(h) account	134,846	120,900
Total liabilities	955,639	1,008,236
Net assets available for benefits	$ 20,500,067	$ 23,154,216

These accompanying notes are an integral part of these financial statements.

Lucent Pension Plan

Statements of Changes in Net Assets Available for Benefits (Thousands of dollars)

	For the Years Ended December 31, 2000	1999
Additions		
Investment income		
Plan interest in Lucent Technologies Master Pension Trust investment income	$ 237,472	$ 4,865,860
Total additions	237,472	4,865,860
Deductions		
Benefits paid to participants	946,521	993,800
Investment and administrative expenses	65,765	41,456
Interplan transfers, net	705,746	302,340
Transfer to Avaya, Inc.	1,021,465	-
401(h) account transfers to health and welfare plans	152,124	270,049
Total deductions	2,891,621	1,607,645
Net (decrease) increase	(2,654,149)	3,258,215
Net assets available for benefits		
Beginning of period	23,154,216	19,896,001
End of period	$ 20,500,067	$ 23,154,216

These accompanying notes are an integral part of these financial statements.

Lucent
Pension Plan

Statements of Accumulated Plan Benefits
(Thousands of dollars)

	At December 31, 2000	1999
Actuarial present value of accumulated plan benefits		
Vested benefits		
Participants currently receiving payments	$ 9,008,115	$ 7,647,772
Other participants	2,526,760	3,974,279
Sub-total	11,534,875	11,622,051
Nonvested benefits	56	-
Total actuarial present value of accumulated plan benefits	$ 11,534,931	$ 11,622,051

These accompanying notes are an integral part of these financial statements.

Lucent
Pension Plan

Statements of Changes in Accumulated Plan Benefits (Thousands of dollars)

	For the Years Ended December 31, 2000	1999
Actuarial present value of accumulated plan benefits at January 1	$ 11,622,051	$ 12,002,341
Increase (decrease) during the period attributable to		
Change in actuarial assumptions (a)	251,750	(847,101)
Change in Plan provisions (b)	-	731,717
Avaya Spin Off (c)	(516,756)	-
Other (d)	177,886	(264,906)
Net (decrease)	(87,120)	(380,290)
Actuarial present value of accumulated plan benefits at December 31	$ 11,534,931	$ 11,622,051

(a) Change in actuarial assumptions
The discount rate used in determining the actuarial present value of accumulated plan benefits as of December 31, 2000 and 1999 is 7.25% and 7.5%, respectively.

(b) Change in Plan provisions
Effective January 1, 1999 increases in monthly pension amounts and lump sum payments were granted to retirees.

As a result of transfers of pension assets during 2000 and 1999, pursuant to Section 420 of the Internal Revenue Code, the accrued pension benefits are not affected but all participants as of the date of transfer are fully vested. There are, however, nonvested benefits attributable to employees who became participants after the IRC Section 420 transfer date or those employees who had not yet met the eligibility requirement to be participants as of the IRC 420 transfer date.

(c) Avaya Spin Off
Lucent spun off its Enterprise Networks business ("Avaya") effective October 1, 2000. The reduction shown in the period represents the benefits attributable to the employees of Avaya who were formerly Lucent employees. The accumulated plan benefits of these employees are included in the actuarial present value of accumulated plan benefits as of December 31, 1999 and are excluded from the accumulated plan benefits as of December 31, 2000.

(d) Other
The change in the actuarial present value of accumulated plan benefits is due to the increase in benefits accumulated, a reduction due to benefits paid, an increase in interest due to a decrease in the discounting period, IRC 420 transfers and actual plan experiences differing from plan assumptions.

These accompanying notes are an integral part of these financial statements.

Lucent
Pension Plan

Notes to Financial Statements
(Thousands of dollars)

1. Background and Plan Description

The Lucent Pension Plan (the "Plan") is a noncontributory defined benefit plan, which covers most domestic non-management employees of Lucent Technologies Inc. ("Lucent"). All non-management employees who have reached age twenty-one and are credited with 1,000 hours of service participate in the Plan. A participant has a non-forfeitable benefit when he or she has completed five or more years of service or reaches the normal retirement date. The Normal Retirement Age ("NRA") is the later of (a) age 65 or (b) the earliest to occur of (i) the fourth or fifth anniversary of Plan participation while an active participant or (ii) completion of five years of vesting service. Service pensions are provided to retired employees when the following conditions are met:

Age		Minimum Years of Service
65	and	10
55	and	20
50	and	25
Any age	and	30

Employee pension benefits under the Plan are calculated as a flat dollar amount per year of service. The flat dollar amount varies by job classification pursuant to various collective bargaining agreements. The last such agreements prior to December 31, 1999 were effective May 28, 1995.

Certain participants can transfer their accumulated interest in the Plan to and (from) other related plans and plans sponsored by Bell Communications Research, Inc. and the regional holding companies, established upon the 1984 AT&T divestiture, as their employment status changes.

The Plan is summarized in the summary plan description which has been distributed to all participants. Specific details are contained in the official plan documents which may be examined without charge by participants or beneficiaries. Copies of the plan documents may be obtained by participants or beneficiaries, by writing to the benefit secretary of the participant's company.

Lucent spun off its Enterprise Networks business ("Avaya"), effective October 1, 2000. In accordance with the terms of this transaction, the Plan's financial statements include the following: (1) the Plan's accumulated plan benefits were reduced by $517 million for those plan participants who were transferred to Avaya; and (2) the Plan's Statements of Changes in Net Assets Available for Benefits reflects a transfer of $1 billion in plan assets to Avaya.

(Thousands of dollars)

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting.

Cash Equivalents
Highly liquid short-term investments that mature within 90 days of the purchase date are considered cash equivalents and are stated at cost, which approximates fair value.

Contributions and Actuarial Method
Contributions to the Plan are determined on a going-concern basis by an actuarial cost method known as the Accrued Benefit (Unit Credit) Cost Method. Under this method, the projected benefit for each future event is allocated to each of the participant's years of service. The normal cost is equal to the actuarial present value of the benefits allocated to the current year and the actuarial accrued liability is equal to the actuarial present value of the total benefits allocated to years through the valuation date. Actuarial accrued liability for inactive participants was determined as the actuarial present value for the benefits expected to be paid. The minimum required contribution and the maximum permissible contributions are then determined as the sum of the normal cost of all employees, plus amortization, if any, on the initial unfounded liability, change in liability due to the plan amendments, assumption changes and experience gain or loss.

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). No contributions were due for the years ended December 31, 2000 and 1999 under the minimum funding requirements of ERISA.

Actuarial Present Value of Accumulated Plan Benefits
Accumulated plan benefits are those future periodic payments that are attributable under the Plan's provisions to the service which employees have rendered to the Company through the valuation date.

Accumulated plan benefits include benefits expected to be paid to (a) retired or terminated employees or their beneficiaries, (b) beneficiaries of employees who have died, and (c) present employees or their beneficiaries. The accumulated plan benefits as of December 31, 2000 are based on census data as of September 30, 2000 projected to December 31, 2000. The benefit obligation as of December 31, 1999 is based on census data as of December 31, 1998 projected to December 31, 1999. Benefits payable upon retirement, death, disability or withdrawal are included to the extent they are deemed attributable to employee service rendered to the valuation date.

The assumptions used to determine the actuarial present values of accumulated plan benefits at December 31, 2000 and December 31, 1999 include rates of separation, retirement and disability which are based on actual employee experience. The mortality table used to determine the actuarial present value of accumulated plan benefits as of December 31, 2000 and 1999 is UP94. A discount rate of 7.25% and 7.5% was used to determine the actuarial present values of accumulated plan benefits at December 31, 2000 and 1999, respectively. No contributions were made in 2000 or 1999.

The foregoing actuarial assumptions are based on the presumption that the Plan will continue. Were the Plan to terminate, different actuarial assumptions and other facts might be applicable in determining the actuarial present value of accumulated plan benefits.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets, liabilities and the present value of accumulated plan benefits. These significant estimates include the accumulated plan benefits, plan interests in the Long Term Investment Trust and Lucent Technologies Master Pension Trust ("Lucent Trust") and fair values of investments. Actual results could differ from those estimates.

Risks and Uncertainties

At December 31, 2000 the Lucent Trust participates in certain Long-Term Investment Trust's investments (primarily real estate assets) and directly invests primarily in corporate debt and equity and fixed income securities, joint ventures and partnerships, commingled trusts and other pooled accounts. These investments are exposed to various risks, such as interest rate, market and credit risks.

Additionally, the actuarial present value of accumulated plan benefits is calculated based on certain assumptions pertaining to interest and mortality rates, inflation rates and employee demographics, all of which are subject to change. Due to the level of risk associated with certain investment securities and uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in the value of certain investments and these estimates and assumptions, in the near term could materially affect amounts reported in the financial statements.

Benefit Payments

Benefit payments to participants are recorded when paid.

Investment Income

Purchases and sales of investments are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of investments, which includes realized gains and losses and the unrealized appreciation/(depreciation) on those investments.

Investment income relating to the Lucent Trust is allocated to the individual plans based upon average monthly balances invested by each plan.

Administrative Expenses

Investment and certain administrative expenses of the Plan and Lucent Trust were paid by the Plan.

3. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 26, 1998, that the Plan and related Lucent Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been made.

4. Termination Priorities

The Plan may be terminated at any time by the action of the Board of Directors of the Company, subject to conditions set forth in ERISA, distributions of the assets available for benefits will occur as follows:

(a) the Plan provides that the net assets available for benefits shall be allocated among the participants and beneficiaries of the Plan in the order provided for in ERISA,

(b) to the extent unfunded vested benefits then exist, ERISA provides that such benefits are payable by the Pension Benefit Guaranty Corporation to participants, up to specified limitations, as described in ERISA, and

(c) to the extent that the net assets available for benefits exceed the amounts to be allocated pursuant to the priorities provided for in ERISA, such amounts will be allocated among participants pursuant to the priorities set forth in the Plan.

5. Interest in Lucent Trust

Investments

Prior to October 1, 1996 the Plan participated in the AT&T Master Pension Trust ("Master Trust"). Effective October 1, 1996 the Master Trust was restructured after the announcement of the spin-off of Lucent from AT&T. As a result, the Long-Term Investment Trust ("LTIT") was established as successor to the Master Trust. The LTIT was changed from a master trust holding the assets of the AT&T pension plans to a trust holding the assets of both the Lucent and AT&T pension plans. Concurrent with this change the Lucent Trust and the AT&T Master Pension Trust II (AT&T MPTII) (collectively the "Participating Trusts") were established as participating trusts to hold their respective ownership interests in the LTIT.

In accordance with Article III, paragraph 3.2 of the Employee Benefits Agreement dated as of February 1, 1996 and amended and restated as of March 29, 1996 between Lucent and AT&T, initial plan interests in the LTIT are adjusted on a going forward basis from October 1, 1996. This adjustment reflects plan specific identifiable contributions, benefit payments and administrative expenses, in addition to the allocation of non-plan specific LTIT income and expenses based upon Lucent Trust's proportionate share in LTIT assets, and the transfer of assets

(Thousands of dollars)

to the Lucent Trust.
On August 5, 1997 Lucent exercised its authority to redeem its interest in the LTIT. AT&T and Lucent agreed to redeem Lucent's interest in the commingled liquid assets held by the LTIT based on Lucent Trust's pro rata share of the fair value of these assets as of September 30, 1998. Lucent Trust's pro rata share as of September 30, 1998 was based upon actuarial calculations used to restructure the Master Trust on October 1, 1996, adjusted for purchases, sales and transfers of securities through September 30, 1998, in accordance with Section H of the Recitals within the Spin Out and Plan Redemption Agreement. By December 31, 1998 Lucent's share of the commingled liquid assets had been transferred from the LTIT to the Lucent Trust. The transfer of the private equity asset pool held by the LTIT to the Lucent Trust commenced in 1999 and was substantially completed during 2000. As of December 31, 2000 the Lucent Trust continues to participate in real estate and a limited number of private equity assets held by the LTIT. In accordance with the Agreement and Plan for redemption of the Allocable Interest of the Lucent Trust in Certain Real Estate Assets held by LTIT, Lucent Trust and AT&T MPII agreed to a plan of distributing Lucent Trust's real estate interest in the LTIT. It was agreed that the LTIT would distribute from the Telephone Real Estate Equity Trust ("TREET") 54 divisible assets between Lucent Trust and AT&T MP II and that 18 additional real estate assets would be held by TREET through liquidation. In December 2000, TREET real estate assets worth $1,177 were transferred from the LTIT to the Lucent Trust and $290 million were held for liquidation. On January 2, 2001 $66 million of a wholly owned TREET property was distributed to the LTIT and subsequently to the Lucent Trust.

At December 31, 2000 the fair market value of assets in the Lucent Trust, including the Lucent Trust's ownership interest in the assets held by the LTIT, was $42,997,868. The Plan had a 49.42% interest in the Lucent Trust's fair market value at December 31, 2000.

At December 31, 1999 the fair market value of assets in the Lucent Trust, including the Lucent Trust's ownership interest in the assets held by the LTIT, was $47,771,645. The Plan had a 50.32% interest in the Lucent Trust's fair market value at December 31, 1999.

At December 31, 2000 and 1999, the LTIT held an ownership interest of 100% and 91.62%, respectively, in the net assets of TREET.

Lucent Pension Plan

Notes to Financial Statements (Thousands of dollars)

The Lucent Trust consists of investments in domestic equity, international equity fixed income and private equity assets and an ownership interest in the private equity and real estate pooled fund held in the LTIT at December 31, 2000. The Lucent Trust has an undivided interest in assets held in the LTIT. The components of the investments in the Lucent Trust, including the Lucent Trust's proportionate ownership interest in the assets held by the LTIT as of December 31, 2000 and 1999 are summarized as follows:

	December 31, 2000	December 31, 1999
Fixed obligations		
U.S. Government and governmental agencies	$ 6,726,604	$ 5,707,708
Corporate and other	4,558,864	3,462,712
	11,285,468	9,170,420
Preferred stock	69,999	70,866
Common stock		
Lucent	37,325	322,137
Other common stock	21,310,530	22,959,841
	21,347,855	23,281,978
Real estate	1,026,448	-
Joint ventures and partnerships	4,158,666	4,508,352
Common and commingled trusts	4,177,032	7,301,264
Other investments	312,436	59,928
Cash, cash equivalents and accrued income	879,511	1,154,820
Receivables for securities sold	903,425	952,821
Payables for securities purchased	(1,510,808)	(1,344,541)
Investments held directly by Lucent Trust	42,650,032	45,155,908
Interest in LTIT	347,836	2,615,737
Total investments	$ 42,997,868	$ 47,771,645

(Thousands of dollars)

The investments summarized above that have no quoted market price and are stated at estimated fair value, excluding the Lucent Trust's interest in LTIT as of December 31, 2000 and 1999 are:

Description	December 31, 2000	1999
Joint Ventures and Partnerships	$ 4,158,666	$ 4,508,352
Fixed obligations	394,649	581,961
Common and commingled trusts	994,998	430,248
Real estate	1,026,448	-
Other	5,877	51,870
	$ 6,580,638	$ 5,572,431

Investment Income
Investment income of the Lucent Trust for the years ended December 31, 2000 and 1999, was comprised of:

Description	December 31, 2000	1999
Interest	$ 822,433	$ 605,987
Dividends	277,775	256,148
Real estate	12,088	421,532
Other	86,168	82,728
Net (depreciation) appreciation in fair value of investments	(729,337)	8,332,828
	$ 469,127	$ 9,699,223

Under this method, the projected benefit for each future event is allocated to each of the participant's years of service. The normal cost is equal to the actuarial present value of the benefits allocated to the current year and the actuarial accrued liability is equal to the actuarial present value of the total benefits allocated to years through the valuation date. Actuarial accrued liability for inactive participants was determined as the actuarial present value for the benefits expected to be paid. The minimum required contribution and the maximum permissible contributions are then determined as the sum of the normal cost of all employees, plus amortization, if any, on the initial unfounded liability, change in liability due to the plan amendments, assumption changes and experience gain or loss.

Investment Valuation
Investments in securities traded on a national securities exchange are valued at the last reported sales prices on the last business day of the year or if no sale was reported on that date, at the last reported bid price; over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from

(Thousands of dollars)

published sources where available, and if not available, from other sources considered reliable; pooled funds, other than real estate pooled funds, are valued predominantly at amounts determined from published annual reports of the funds; investments in real estate are valued at amounts based predominantly upon appraisal reports prepared by independent real estate appraisers on at least an annual basis; investments in real estate pooled funds are stated at the aggregate net asset value of the units of these funds as determined by the trustees; mortgages are stated at the present value of interest and principal payments due based on prevailing interest rates. Investments in limited partnerships are presented at estimated values, which generally represents the Lucent Trust's proportionate share of net assets of the investee partnerships as reported by them. These values are not indicative of the values the Lucent Trust would receive in a current sale. The Lucent Trust's proportionate share of changes in values of the partnerships is recorded as a change in unrealized appreciation (depreciation) on the investments. Investments in restricted securities and other security investments not having an established market are valued at fair values as determined by the trustees. Foreign equity investments are translated at current exchange rates and any related translation adjustments are recorded within current period earnings.

In addition to investments in limited partnerships, other investments for which market quotations are not readily available are valued at fair value as provided by the investment managers. Because of the inherent uncertainties of valuation, the appraised values and estimated fair values reflected in the financial statements may differ from values that would be determined by negotiation between parties in a sales transaction.

Plan Participation in Lucent Trust

Each Plan participating in the Lucent Trust has an undivided interest in the Lucent Trust. The Lucent Trust's respective unit share is allocated to the participating plans based on their interest in the Lucent Trust adjusted for contributions, benefit payments, certain identified fees and expenses.

Commitments

At December 31, 2000 and 1999, Lucent Trust was committed to provide $2,179,418 and $1,584,604, respectively, of additional funding to certain limited partnerships investments.

Related Party Transactions and Investments

The costs of purchases and the proceeds from sales of Lucent securities were $70,610 and $124,181, respectively for the year ended December 31, 2000 and $855,172 and $828,025, respectively, for the year ended December 31, 1999.

ACTIVE EMPLOYEES

Summary Annual Reports

FOR PLAN YEAR JANUARY 1, 2000 THROUGH DECEMBER 31, 2000

EIN 22-3408857

Lucent Technologies
Bell Labs Innovations



P.O. Box 6864
Piscataway, NJ 08855

p80 s66

To obtain a copy of any one of the full Annual Reports or any part thereof, write:

Aon Consulting
Compliance Coordinator, Room 8B02
270 Davidson Avenue
Somerset, NJ 08873-4140

Checks should be made payable to **Lucent Technologies Inc.**

You also have the right to receive from the Plan Administrator, at the above address, on request and at no charge, a statement of the assets and liabilities of the Plan and accompanying notes, or a statement of income and expenses of the Plan and accompanying notes, or both. If you request a copy of the full Annual Report from the Plan Administrator, these statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the Annual Reports at the principal office of the Plan Administrator:

Lucent Technologies Inc.
Benefit Administration
600 Mountain Avenue
Murray Hill, NJ 07974

You may also examine the Annual Reports at the U.S. Department of Labor in Washington, DC, or obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department of Labor should be addressed to:

Public Disclosure Room, N5638
Pension and Welfare Benefit Programs
Department of Labor
200 Constitution Avenue, N.W.
Washington, DC 20210



Printed on recycled paper



December 2001

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lucent Technologies Inc.
Incoming letter dated October 3, 2002

The proposal requests that Lucent provide an "accounting" of where pension assets are invested at the end of each fiscal year and incorporate that accounting of pension plan assets into the annual report.

There appears to be some basis for your view that Lucent may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Lucent omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lucent relies.

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor